KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

This management's discussion and analysis ("MD&A"), prepared as of November 7, 2018, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at September 30, 2018 and for the three and nine months then ended, and is intended to supplement and complement Kinross Gold Corporation's unaudited interim condensed consolidated financial statements for the three months and nine months ended September 30, 2018 and the notes thereto (the "interim financial statements"). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2017 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars.  The interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three months and nine months ended September 30, 2018, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the "Cautionary Statement on Forward-Looking Information" on pages 45 - 46 of this MD&A. In certain instances, references are made to relevant notes in the interim financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, Chile, Ghana, Mauritania and Canada.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainty. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Consolidated Financial and Operating Highlights

	Three months ended September 30,				Nine months ended September 30,
(in millions, except ounces, per share amounts and per ounce amounts)	2018	2017	Change	% Change(e)	2018	2017	Change	% Change
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	591,928	660,564	(68,636)	(10%)	1,859,789	2,038,797	(179,008)	(9%)
Sold(c)	623,854	645,235	(21,381)	(3%)	1,891,811	1,987,113	(95,302)	(5%)

Attributable gold equivalent ounces(a)
Produced(c)	586,260	653,993	(67,733)	(10%)	1,842,246	2,020,823	(178,577)	(9%)
Sold(c)	618,463	638,659	(20,196)	(3%)	1,874,236	1,968,189	(93,953)	(5%)

Financial Highlights
Metal sales	$753.9	$828.0	$(74.1)	(9%)	$2,426.1	$2,492.7	$(66.6)	(3%)
Production cost of sales	$484.6	$427.5	$57.1	13%	$1,384.1	$1,342.9	$41.2	3%
Depreciation, depletion and amortization	$204.7	$207.6	$(2.9)	(1%)	$588.1	$629.1	$(41.0)	(7%)
Operating earnings (loss)	$(48.8)	$80.1	$(128.9)	nm	$175.4	$233.6	$(58.2)	(25%)
Net earnings (loss) attributable to common shareholders	$(104.4)	$60.1	$(164.5)	nm	$4.1	$227.8	$(223.7)	(98%)
Basic earnings (loss) per share attributable to common shareholders	$(0.08)	$0.05	$(0.13)	nm	$0.00	$0.18	$(0.18)	(100%)
Diluted earnings (loss) per share attributable to common shareholders	$(0.08)	$0.05	$(0.13)	nm	$0.00	$0.18	$(0.18)	(100%)
Adjusted net earnings (loss) attributable to common shareholders(b)	$(48.4)	$84.1	$(132.5)	nm	$114.6	$162.4	$(47.8)	(29%)
Adjusted net earnings (loss) per share(b)	$(0.04)	$0.07	$(0.11)	nm	$0.09	$0.13	$(0.04)	(31%)
Net cash flow provided from operating activities	$127.2	$197.7	$(70.5)	(36%)	$605.2	$585.2	$20.0	3%
Adjusted operating cash flow(b)	$143.2	$320.8	$(177.6)	(55%)	$738.4	$802.5	$(64.1)	(8%)
Capital expenditures	$276.4	$204.7	$71.7	35%	$770.4	$584.3	$186.1	32%
Average realized gold price per ounce(d)	$1,209	$1,283	$(74)	(6%)	$1,283	$1,254	$29	2%
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$777	$663	$114	17%	$732	$676	$56	8%
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$777	$662	$115	17%	$731	$674	$57	8%
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$768	$645	$123	19%	$719	$658	$61	9%
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$1,046	$927	$119	13%	$960	$924	$36	4%
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$1,049	$937	$112	12%	$967	$933	$34	4%
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,360	$1,155	$205	18%	$1,270	$1,117	$153	14%
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,356	$1,158	$198	17%	$1,270	$1,121	$149	13%

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2018 was 80.80:1 (third quarter of 2017 - 75.91:1). The ratio for the first nine months of 2018 was 79.65:1 (first nine months of 2017 - 72.94:1).

(d)	"Average realized gold price" is a non-GAAP financial measure and is defined in Section 11 of this document.
(e)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Consolidated Financial Performance

Third quarter 2018 vs. Third quarter 2017

Kinross' attributable production decreased by 10% compared to the third quarter of 2017, primarily due to lower production at Round Mountain and Kupol largely due to a decrease in grades, lower production at Fort Knox as a result of a pit wall slide in the first quarter of 2018 and higher than average rainfall in the third quarter of 2018, and the completion of mining activities at Kettle River-Buckhorn during the second quarter of 2017. These decreases were partially offset by higher production at Paracatu following a temporary curtailment of mining and processing activities in the third quarter of 2017.

In the third quarter of 2018, metal sales were lower by 9% compared to the same period in 2017 due to decreases in gold equivalent ounces sold and average metal prices realized. Gold equivalent ounces sold in the third quarter of 2018 decreased to 623,854 ounces compared to 645,235 ounces in the same period in 2017, primarily due to the decrease in production as described above, partially offset by timing of sales. The average gold price realized decreased to $1,209 per ounce in the third quarter of 2018 from $1,283 per ounce in the third quarter of 2017.

Production cost of sales increased by 13% in the third quarter of 2018 compared to the same period in 2017, primarily due to an increase in gold equivalent ounces sold at Paracatu and Maricunga, and increases in operating waste mined, import duties, and fuel and maintenance costs at Tasiast. The increases were partially offset by a reduction of costs associated with the completion of mining activities at Kettle River-Buckhorn during the second quarter of 2017.

Attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis increased by 17% and 19%, respectively, in the third quarter of 2018 compared to the same period in 2017, mainly due to higher costs per ounce at Tasiast, Fort Knox, and Kupol.

Depreciation, depletion and amortization decreased slightly compared to the third quarter of 2017, largely due to decreases at Round Mountain and Kupol as a result of a decrease in gold equivalent ounces sold and the addition of mineral reserves in the second half of 2017. The decreases were partially offset by an increase in depreciation, depletion and amortization at Paracatu due to an increase in gold equivalent ounces sold, and at Tasiast and Fort Knox due to an increase in the depreciable asset base. The depreciable asset bases at Tasiast and Fort Knox increased as a result of an impairment reversal recognized in the fourth quarter of 2017. The completion of the Phase One project also contributed to the increase in the depreciable asset base at Tasiast.

The operating loss in the third quarter of 2018 was $48.8 million compared to operating earnings of $80.1 million in the same period in 2017, primarily due to a decrease in margins (metal sales less production cost of sales) realized in the quarter.

In the third quarter of 2018, net loss attributable to common shareholders was $104.4 million, or $0.08 per share, compared to net earnings attributable to common shareholders of $60.1 million, or $0.05 per share, in the same period in 2017. The change was primarily a result of the decrease in operating earnings and an increase in income tax expense. The Company recorded an income tax expense of $34.1 million in the third quarter of 2018, compared to an income tax recovery of $10.3 million in the third quarter of 2017. The $34.1 million income tax expense recognized in the third quarter of 2018 included $25.4 million of expense due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $10.3 million income tax recovery recognized in the third quarter of 2017 included $12.0 million of recovery due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.
Adjusted net loss attributable to common shareholders in the third quarter of 2018 was $48.4 million, or $0.04 per share, compared to adjusted net earnings attributable to common shareholders of $84.1 million, or $0.07 per share, for the same period in 2017. The decrease in adjusted net earnings was largely due to the decrease in operating earnings as described above.

Net cash flow provided from operating activities decreased to $127.2 million in the third quarter of 2018 from $197.7 million in the third quarter of 2017. Adjusted operating cash flow in the third quarter of 2018 was $143.2 million compared to $320.8 million in the third quarter of 2017. The decreases in net cash flow provided from operating activities and adjusted operating cash flow were primarily due to the decrease in operating earnings.

In the third quarter of 2018, capital expenditures increased to $276.4 million compared to $204.7 million in the third quarter of 2017, mainly due to increased spending at Round Mountain and Bald Mountain.

Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased in the third quarter of 2018 compared to the same period in 2017, primarily due to an increase in attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared to the third quarter of 2017, primarily due to increases in attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis and non-sustaining capital expenditures.

First nine months of 2018 vs. First nine months of 2017

In the first nine months of 2018, Kinross' attributable production decreased by 9% compared to the same period in 2017, primarily due to lower production at Kupol largely due to a decrease in grades, lower production at Fort Knox as a result of a pit wall slide in the first quarter of 2018 and higher than average rainfall in the third quarter of 2018, the completion of mining activities at Kettle River-Buckhorn during the second quarter of 2017, and lower production at Round Mountain due to fewer ounces recovered from the heap leach pads. These decreases were partially offset by higher production at Bald Mountain due to an increase in ounces recovered from the heap leach pads, and at Paracatu following a temporary curtailment of mining and processing activities in the third quarter of 2017.

Metal sales decreased by 3% in the first nine months of 2018 compared to the same period in 2017 due to a decrease in gold equivalent ounces sold, partially offset by an increase in average metal prices realized. The average realized gold price increased to $1,283 per ounce in the first nine months of 2018 from $1,254 per ounce in the same period in 2017. Gold equivalent ounces sold in the first nine months of 2018 decreased to 1,891,811 ounces from 1,987,113 ounces in the same period in 2017, primarily due to the decrease in production as described above, partially offset by timing of sales.

Production cost of sales increased by 3% in the first nine months of 2018 compared to the same period in 2017, primarily due to increases in gold equivalent ounces sold at Paracatu and Maricunga, and an increase in operating waste mined and higher fuel costs at Tasiast. The increases were partially offset by a reduction of costs associated with the completion of mining activities at Kettle River-Buckhorn and open pit mining at Chirano during the second quarter of 2017.

Attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis increased by 8% and 9%, respectively, in the first nine months of 2018 compared to the same period in 2017, mainly due to higher costs per ounce at Tasiast, Fort Knox, and Kupol.

Depreciation, depletion and amortization decreased by 7% compared to the first nine months of 2017, primarily due to decreases at Round Mountain and Kupol as a result of a decrease in gold equivalent ounces sold and the addition of mineral reserves in the second half of 2017. The decreases were partially offset by an increase in depreciation, depletion and amortization at Bald Mountain due to an increase in gold equivalent ounces sold, and at Fort Knox and Tasiast due to an increase in the depreciable base. The depreciable asset bases at Tasiast and Fort Knox increased as a result of an impairment reversal recognized in the fourth quarter of 2017. The completion of the Phase One project also contributed to the increase in the depreciable asset base at Tasiast.

In the first nine months of 2018, operating earnings were $175.4 million compared to $233.6 million in the same period in 2017. The decrease was primarily due to a decrease in margins, partially offset by decreases in depreciation, depletion and amortization and other operating expense.

Net earnings attributable to common shareholders in the first nine months of 2018 were $4.1 million, or $0.00 per share, compared to $227.8 million, or $0.18 per share, in the first nine months of 2017. The decrease was primarily a result of the decrease in operating earnings as described above, a reversal of impairment charges of $97.0 million recognized in the first nine months of 2017 in connection with the sale of the Company's interest in the Cerro Casale project in Chile, and an increase in income tax expense. During the first nine months of 2018, the Company recorded an income tax expense of $112.5 million compared to an income tax expense of $50.6 million in the same period in 2017. The $112.5 million income tax expense recognized in the first nine months of 2018 included $53.7 million of expense due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $50.6 million income tax expense recognized in the first nine months of 2017 included $10.9 million of recovery due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.
Adjusted net earnings attributable to common shareholders were $114.6 million, or $0.09 per share, for the first nine months of 2018 compared to $162.4 million, or $0.13 per share, for the same period in 2017. The decrease in adjusted net earnings was mainly due to the decrease in net earnings as described above.

In the first nine months of 2018, net cash flow provided from operating activities increased to $605.2 million from $585.2 million in the same period in 2017, primarily due to a decrease in income taxes paid, partially offset by the decrease in operating earnings.

Adjusted operating cash flow in the first nine months of 2018 decreased to $738.4 million from $802.5 million in the same period in 2017, primarily due to the decrease in operating earnings.

Capital expenditures increased to $770.4 million compared to $584.3 million in the first nine months of 2017, primarily due to increased spending at Tasiast, Round Mountain and Bald Mountain, partially offset by lower spending at Fort Knox, Paracatu and Chirano.

In the first nine months of 2018, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold and on a by-product basis increased compared to the same period in 2017, primarily due to an increase in attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared to the first nine months of 2017, primarily due to increases in attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis and non-sustaining capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross' 2017 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2017, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2017 annual MD&A.

Price of Gold

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the third quarter of 2018, the average price of gold was $1,213 per ounce, with gold trading between $1,178 and $1,262 per ounce based on the London PM Fix gold price. This compares to an average of $1,278 per ounce during the third quarter of 2017, with a low of $1,211 and a high of $1,346 per ounce. During the third quarter of 2018, Kinross realized an average price of $1,209 per ounce compared to $1,283 per ounce for the same period in 2017. For the first nine months of 2018, the price of gold averaged $1,282 per ounce compared to $1,251 in the same period in 2017. In the first nine months of 2018, Kinross realized an average price of $1,283 per ounce compared to an average price realized of $1,254 per ounce in the first nine months of 2017.

Major influences to the gold price during the third quarter of 2018 included rising U.S. Treasury yields and a strong dollar. Gold did not attract safe haven interest despite continued U.S trade disputes, distressed emerging markets, and potential for increased U.S. sanctions against Iran.

Cost Sensitivity

The Company's profitability is subject to industry wide cost fluctuations on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines, and overall, operations have experienced fuel price increases, reflecting the decision made by the Organization of the Petroleum Exporting Countries ("OPEC") to continue production cuts and increased global demand.  Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 Liquidity and Capital Resources for details.

Currency Fluctuations

At the Company's non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. During the three months ended September 30, 2018, the U.S. dollar, on average, was stronger relative to the Brazilian real, Chilean peso, Ghanaian cedi, Mauritanian ouguiya, Russian rouble and Canadian dollar compared to the same period in 2017. During the nine months ended September 30, 2018, the U.S. dollar, on average, was weaker relative to the Chilean peso, Mauritanian ouguiya and Canadian dollar and stronger relative to the Brazilian real, Ghanaian cedi and Russian rouble compared to the same period in 2017. As at September 30, 2018, the U.S. dollar was stronger compared to the December 31, 2017 spot exchange rates of the Brazilian real, Chilean peso, Ghanaian cedi, Mauritanian ouguiya, Russian rouble and Canadian dollar. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources for details.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

3.	OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 45 - 46 of this MD&A.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%). Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the interim financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Operational Outlook

As previously announced on February 14, 2018, Kinross expects to produce approximately 2.5 million gold equivalent ounces (+/- 5%) during 2018.

The Company expects to meet its production cost of sales guidance of $730 (+/-5%) per gold equivalent ounce and its all-in sustaining cost guidance of $975 (+/- 5%) per gold equivalent ounce sold in 2018.

Kinross also expects to meet its 2018 capital expenditure forecast of approximately $1,075 million (+/ -5%).

Other operating costs are now expected to be approximately $130 million for 2018, compared with the previous guidance of approximately $100 million, mainly as a result of tax related items at Tasiast and pit wall slide related costs at Fort Knox.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast Expansion

The Company continues to analyze alternative approaches to incrementally expand throughput at the Tasiast mine after pausing activities at the Phase Two project. The Company also continues to advance its discussions with the Government of Mauritania regarding its activities in the country, including agreeing to a process with the Minister of Petroleum, Energy and Mines to facilitate a resolution of the matter raised in the letter received from the Government of Mauritania in May 2018. The Company's evaluation of alternative throughput approaches, and a decision on the next steps for the Phase Two project, are subject to the ongoing engagement with the Government of Mauritania.

The Company has also advanced the approximately $300.0 million in project financing it is targeting for Tasiast. During the third quarter of 2018, the Company signed a mandate letter with Export Development Canada ("EDC"), indicating their interest in the financing, subject to further due diligence. This was in addition to a mandate letter signed with the International Finance Corporation ("IFC"), a division of the World Bank, in the second quarter of 2018. Meetings with EDC, IFC and their technical advisors were conducted during the quarter, followed by a due diligence site visit in early fourth quarter of 2018 that included meetings with relevant Mauritanian government Ministers and officials. Commercial banks continue to express interest in the financing.

Bald Mountain Vantage Complex

The Vantage Complex project is proceeding well and is on schedule and on budget. Stripping and stacking of economic but previously leached ore on the new heap leach pad have commenced. Commissioning of the heap leach and processing facilities is expected to begin in the first quarter of 2019, with ore from the Vantage Complex expected to be encountered by year-end. Engineering is now complete and initial construction and concrete work has begun for the truck shop, wash bay and the vertical carbon-in-column ("VCIC") plant.

Russia Projects

The Moroshka project has been completed, as production commenced in October 2018 at the high-grade satellite deposit located approximately four kilometres east of Kupol. At the Dvoinoye Zone 1 deposit, mine and surface infrastructure is nearly complete and development is continuing as scheduled, with production expected to commence in mid-2019.

Round Mountain Phase W

The Phase W project is progressing on schedule and on budget, with pre-stripping advancing well and initial Phase W ore expected to be encountered in mid-2019. Detailed engineering of all major infrastructure is now complete and construction of the VCIC plant is proceeding well, with supporting concrete work nearing completion. Construction of the new heap leach pad has commenced and is now 20% complete, with construction of project infrastructure such as the truck shop, warehouse, wash bay and fueling area proceeding as planned.

Fort Knox Gilmore

The Gilmore project is progressing on schedule and on budget, with initial production expected in early 2020. Preparations for major construction of the new heap leach pad, which includes grading, is proceeding well. Drilling and expansion of the dewatering system has begun to prepare for the expected start of stripping in mid-2019. Engineering is now essentially complete.

Chile Projects

On February 2, 2018, Compania Minera Mantos de Oro, a subsidiary of the Company, agreed to purchase the remaining 50% interest in the Phase 7 concessions surrounding the Company's La Coipa mine that it did not already own from Salmones de Chile Alimentos S.A. On March 19, 2018, the Company completed the acquisition. The purchase price of $65.1 million was comprised of $65.0 million in cash, of which $35.0 million was paid on closing and the balance of $30.0 million is payable on or before January 31, 2019, and transaction costs of $0.1 million. The Company now has the Phase 7 mining rights contemplated in the project pre-feasibility study completed in 2015 and fully owns the Phase 7 deposit.

The feasibility study for the La Coipa Restart project and the scoping study for the Lobo Marte project both remain on schedule to be completed in the second half of 2019 and the first half of 2019 respectively. Permitting for the La Coipa Restart project has now been completed, as the Company received final sectoral permits for the Phase 7 deposit in the third quarter of 2018. Engineering firms have been selected and have commenced work on the studies.

The Company is evaluating both projects for a return to long-term production in Chile and are assessing the potential to share resources and leverage synergies between the projects, which are located approximately 80 kilometres apart.

The La Coipa Restart feasibility study is contemplating refurbishments of the existing plant and infrastructure, and the processing of high-grade materials from the Phase 7 deposit. The Lobo Marte scoping study is taking a refreshed look at the project and assessing optimum processing scenarios for the potential for a production start at the end of La Coipa's mine life.

Recent Transaction

Acquisition of power plants in Brazil

On February 14, 2018, Kinross Brasil Mineração, a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA for $253.7 million (R$835.0 million). The two plants are expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. On July 31, 2018, the Company completed the transaction. The Company funded the transaction with cash while continuing to consider future debt financing to fund the initial capital used for the acquisition.

Acquisition of remaining 50% interest in Bald Mountain exploration joint venture

On completion of the acquisition of the Bald Mountain mine in 2016, KG Mining (Bald Mountain) Inc. ("KGBM"), a subsidiary of the Company, entered into a 50/50 exploration joint venture with Barrick Gold Corporation ("Barrick"). On October 2, 2018, KGBM signed and completed a transaction with Barrick to acquire the remaining 50% interest in the exploration joint venture that it did not already own for consideration including $15.5 million in cash and a 1.25% net smelter royalty. The Company now owns 100% of the Bald Mountain property, the largest private mining land package in the U.S.

Other Developments

Board of Directors update

Mr. John Oliver, Kinross' independent Board Chair since 2002, has announced that he will retire from his role as Board Chair effective December 31, 2018. Ms. Catherine McLeod-Seltzer, a Board member since 2005, has been appointed the new independent Chair of Kinross, effective January 1, 2019.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights
	Three months ended September 30,				Nine months ended September 30,
(in millions, except ounces and per ounce amounts)	2018	2017	Change	% Change(d)	2018	2017	Change	% Change
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	591,928	660,564	(68,636)	(10%)	1,859,789	2,038,797	(179,008)	(9%)
Sold (b)	623,854	645,235	(21,381)	(3%)	1,891,811	1,987,113	(95,302)	(5%)

Attributable gold equivalent ounces(a)
Produced(b)	586,260	653,993	(67,733)	(10%)	1,842,246	2,020,823	(178,577)	(9%)
Sold(b)	618,463	638,659	(20,196)	(3%)	1,874,236	1,968,189	(93,953)	(5%)

Gold ounces - sold	610,630	628,280	(17,650)	(3%)	1,851,687	1,933,711	(82,024)	(4%)
Silver ounces - sold (000's)	1,069	1,287	(218)	(17%)	3,197	3,892	(695)	(18%)
Average realized gold price per ounce(c)	$1,209	$1,283	$(74)	(6%)	$1,283	$1,254	$29	2%

Financial data
Metal sales	$753.9	$828.0	$(74.1)	(9%)	$2,426.1	$2,492.7	$(66.6)	(3%)
Production cost of sales	$484.6	$427.5	$57.1	13%	$1,384.1	$1,342.9	$41.2	3%
Depreciation, depletion and amortization	$204.7	$207.6	$(2.9)	(1%)	$588.1	$629.1	$(41.0)	(7%)
Operating earnings (loss)	$(48.8)	$80.1	$(128.9)	nm	$175.4	$233.6	$(58.2)	(25%)
Net earnings (loss) attributable to common shareholders	$(104.4)	$60.1	$(164.5)	nm	$4.1	$227.8	$(223.7)	(98%)
(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2018 was 80.80:1 (third quarter of 2017 - 75.91:1). The ratio for the first nine months of 2018 was 79.65:1 (first nine months of 2017 - 72.94:1).

(c)	"Average realized gold price" is a non-GAAP financial measure and is defined in Section 11 of this document.
(d)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Operating Earnings (Loss) by Segment

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2018	2017	Change	% Change(c)	2018	2017	Change	% Change(c)

Operating segments
Fort Knox	$(39.7)	$35.8	$(75.5)	nm	$(15.4)	$101.1	$(116.5)	nm
Round Mountain	34.8	44.2	(9.4)	(21%)	121.8	103.3	18.5	18%
Bald Mountain	21.1	12.2	8.9	73%	105.8	23.1	82.7	nm
Kettle River-Buckhorn	(3.7)	(1.2)	(2.5)	nm	(6.2)	39.2	(45.4)	nm
Paracatu	5.5	(37.5)	43.0	nm	44.1	(6.7)	50.8	nm
Maricunga	12.1	5.4	6.7	124%	33.1	14.4	18.7	130%
Kupol (a)	30.5	61.7	(31.2)	(51%)	137.0	165.5	(28.5)	(17%)
Tasiast	(42.7)	6.6	(49.3)	nm	(70.9)	(22.6)	(48.3)	nm
Chirano	(10.0)	3.2	(13.2)	nm	(7.6)	(27.6)	20.0	72%
Non-operating segment
Corporate and other (b)	(56.7)	(50.3)	(6.4)	(13%)	(166.3)	(156.1)	(10.2)	(7%)
Total	$(48.8)	$80.1	$(128.9)	nm	$175.4	$233.6	$(58.2)	(25%)

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (including La Coipa, Lobo-Marte, Cerro Casale until its disposal on June 9, 2017 and White Gold until its disposal on June 14, 2017).

(c)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Mining Operations

Fort Knox (100% ownership and operator) – USA

Three months ended September 30,	Nine months ended September 30,
2018	2017	Change	% Change(c)	2018	2017	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	5,306	7,490	(2,184)	(29%)	19,001	18,085	916	5%
Tonnes processed (000's)(a)	5,980	9,316	(3,336)	(36%)	22,314	25,033	(2,719)	(11%)
Grade (grams/tonne)(b)	0.42	0.78	(0.36)	(46%)	0.52	0.80	(0.28)	(35%)
Recovery(b)	81.2%	80.9%	0.3%	0%	81.0%	82.6%	(1.6%	)	(2%)
Gold equivalent ounces:
Produced	51,984	101,047	(49,063)	(49%)	203,375	285,933	(82,558)	(29%)
Sold	52,197	101,077	(48,880)	(48%)	204,148	287,055	(82,907)	(29%)

Financial Data (in millions)
Metal sales	$62.6	$129.5	$(66.9)	(52%)	$263.1	$359.8	$(96.7)	(27%)
Production cost of sales	53.0	64.8	(11.8)	(18%)	165.3	181.2	(15.9)	(9%)
Depreciation, depletion and amortization	26.0	20.5	5.5	27%	87.8	63.0	24.8	39%
(16.4)	44.2	(60.6)	nm	10.0	115.6	(105.6)	(91%)
Exploration and business development	1.9	4.4	(2.5)	(57%)	3.9	7.5	(3.6)	(48%)
Other	21.4	4.0	17.4	nm	21.5	7.0	14.5	n	m
Segment operating earnings (loss)	$(39.7)	$35.8	$(75.5)	nm	$(15.4)	$101.1	$(116.5)	n	m

(a)
Includes 3,262,000 and 13,380,000 tonnes placed on the heap leach pads during the third quarter and first nine months of 2018, respectively (third quarter and first nine months of 2017 - 6,088,000 and 15,803,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.19 grams per tonne during the third quarter and first nine months of 2018 (third quarter and first nine months of 2017 - 0.26 and 0.25 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

Third quarter 2018 vs. Third quarter 2017

Tonnes of ore mined decreased by 29% in the third quarter of 2018 as planned mining activity was impacted by a pit wall slide in the first quarter of 2018 that restricted access to higher grade ore as well as higher than average rainfall that affected geotechnical stability during the quarter. Mining activities were primarily focused on mining a higher proportion of lower grade leachable ore from Phase 8 West. As a result of the above, mill grades decreased by 46% in the third quarter of 2018 compared to the same period in 2017. Tonnes of ore processed decreased by 36% compared to the third quarter of 2017, primarily due to a decrease in tonnes of ore mined. Gold equivalent ounces produced and sold decreased by 49% and 48%, respectively, compared to the third quarter of 2017, largely due to the decreases in mill grades and tonnes of ore processed.

In the third quarter of 2018, metal sales decreased by 52% compared to the same period in 2017, due to the decrease in gold equivalent ounces sold and a decrease in in average metal prices realized. Production cost of sales decreased by 18% compared to the third quarter of 2017, primarily due to the decrease in gold equivalent ounces sold, partially offset by an increase in operating waste mined. Depreciation, depletion and amortization increased by 27% in the third quarter of 2018 compared to the same period in 2017, due to an increase in the depreciable asset base related to an impairment reversal recognized in the fourth quarter of 2017, partially offset by a decrease in gold equivalent ounces sold. Other costs in the third quarter of 2018 included $21.4 million of costs associated with the pit wall slide.

First nine months of 2018 vs. First nine months of 2017

Tonnes of ore mined increased by 5% in the first nine months of 2018 compared to the same period in 2017, largely due to mine sequencing as mining activities in the first nine months of 2017 were primarily focused on capitalized stripping. The increase in tonnes of ore mined was partially offset by the impact of the pit wall slide in the first quarter of 2018 and higher than average rainfall in the third quarter of 2018. Mining activities in the first nine months of 2018 were primarily focused on mining a higher proportion of lower grade leachable ore from Phase 8 South and West. Tonnes of ore processed decreased by 11% compared to the first nine months of 2017, primarily due to a decrease in tonnes placed on the heap leach pads. Mill grades were 35% lower compared to the first nine months of 2017, mainly due to the pit wall slide in the first quarter of 2018 that restricted access to higher grade ore. Gold equivalent ounces produced and sold in the first nine months of 2018 decreased by 29% compared to the same period in 2017, primarily due to the decreases in grades and tonnes of ore processed, partially offset by timing of ounces processed through the mill.

Metal sales decreased by 27% in the first nine months of 2018 compared to the same period in 2017, due to the decrease in gold equivalent ounces sold, partially offset by an increase in average metal prices realized. In the first nine months of 2018, production cost of sales decreased by 9% compared to the same period in 2017, largely due to the decrease in gold equivalent ounces sold, partially offset by an increase in operating waste mined. Depreciation, depletion and amortization in the first nine months of 2018 increased by 39% compared to the same period in 2017, mainly due to an increase in the depreciable base related to an impairment reversal recognized in the fourth quarter of 2017, partially offset by a decrease in gold equivalent ounces sold. Other costs of $21.5 million in the first nine months of 2018 included $21.4 million of costs associated with the pit wall slide.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Round Mountain (100% ownership and operator) – USA

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Change	% Change(c)	2018	2017	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	5,023	6,906	(1,883)	(27%)	17,637	20,989	(3,352)	(16%)
Tonnes processed (000's)(a)	5,390	6,042	(652)	(11%)	19,611	18,205	1,406	8%
Grade (grams/tonne)(b)	1.43	1.73	(0.30)	(17%)	1.49	1.40	0.09	6%
Recovery(b)	81.6%	80.7%	0.9%	1%	84.2%	80.2%	4.0%	5%
Gold equivalent ounces:
Produced	94,153	120,743	(26,590)	(22%)	288,886	338,683	(49,797)	(15%)
Sold	96,496	120,944	(24,448)	(20%)	289,709	333,853	(44,144)	(13%)

Financial Data (in millions)
Metal sales	$116.6	$154.8	$(38.2)	(25%)	$371.7	$418.9	$(47.2)	(11%)
Production cost of sales	69.0	75.7	(6.7)	(9%)	207.6	220.9	(13.3)	(6%)
Depreciation, depletion and amortization	12.7	34.9	(22.2)	(64%)	41.4	92.1	(50.7)	(55%)
	34.9	44.2	(9.3)	(21%)	122.7	105.9	16.8	16%
Exploration and business development	0.1	-	0.1	nm	0.9	2.6	(1.7)	(65%)
Segment operating earnings	$34.8	$44.2	$(9.4)	(21%)	$121.8	$103.3	$18.5	18%

(a)
Includes 4,410,000 and 16,946,000 tonnes placed on the heap leach pads during the third quarter and first nine months of 2018 (third quarter and first nine months of 2017 - 5,177,000 and 15,410,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.42 and 0.34 grams per tonne during the third quarter and first nine months of 2018 (third quarter and first nine months of 2017 - 0.50 and 0.51 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

Third quarter 2018 vs. Third quarter 2017

In the third quarter of 2018, tonnes of ore mined and processed decreased by 27% and 11%, respectively, compared to the same period in 2017, primarily due to an increase in capital development activity related to the Phase W project. Mill grades decreased by 17% in the third quarter of 2018 compared to the same period in 2017 due to mine sequencing. Gold equivalent ounces produced and sold decreased by 22% and 20%, respectively, compared to the third quarter of 2017 mainly due to the decrease in grades and fewer ounces recovered from the heap leach pads. The site experienced a wall failure in the southwest corner of the pit, which the Company does not expect to significantly impact production or the Phase W project.

Metal sales decreased by 25% in the third quarter of 2018 compared to the same period in 2017, due to the decrease in gold equivalent ounces sold and a decrease in average metal prices realized. Production cost of sales decreased by 9% in the third quarter of 2018 compared to the same period in 2017, mainly due to the decrease in gold equivalent ounces sold and less operating waste mined. Depreciation, depletion and amortization decreased by 64% compared to the third quarter of 2017, primarily due to the decrease in gold equivalent ounces sold and an increase in mineral reserves in the third quarter of 2017.

First nine months of 2018 vs. First nine months of 2017

In the first nine months of 2018, tonnes of ore mined decreased by 16% compared to the same period in 2017, largely due to an increase in capital development activity related to the Phase W project. Tonnes of ore processed increased by 8% in the first nine months of 2018 compared to the same period in 2017, primarily due to a higher proportion of leach grade material mined and stacked on the heap leach pads. In the first nine months of 2018, gold equivalent ounces produced and sold decreased by 15% and 13%, respectively, compared to the same period in 2017, primarily due to fewer ounces recovered from the heap leach pads.

Metal sales decreased by 11% in the first nine months of 2018 compared to the same period in 2017, due to the decrease in gold equivalent ounces sold, partially offset by an increase in average metal prices realized. Production cost of sales decreased by 6% compared to the first nine months of 2017, largely due to the decrease in gold equivalent ounces sold and a decrease in operating waste mined. Depreciation, depletion and amortization decreased by 55% in the first nine months of 2018 compared to the same period in 2017, primarily due to the decrease in gold equivalent ounces sold and an increase in mineral reserves in the third quarter of 2017.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Bald Mountain (100% ownership and operator) – USA

Three months ended September 30,	Nine months ended September 30,
2018	2017	Change	% Change	2018	2017	Change	% Change(b)
Operating Statistics(a)
Tonnes ore mined (000's)	7,106	7,090	16	0%	19,548	15,924	3,624	23%
Tonnes processed (000's)	5,806	7,105	(1,299)	(18%)	18,248	15,924	2,324	15%
Grade (grams/tonne)	0.38	1.09	(0.71)	(65%)	0.42	0.83	(0.41)	(49%)
Gold equivalent ounces:
Produced	72,560	80,677	(8,117)	(10%)	237,435	177,635	59,800	34%
Sold	90,931	67,598	23,333	35%	249,803	163,553	86,250	53%

Financial Data (in millions)
Metal sales	$110.0	$86.7	$23.3	27%	$320.1	$206.0	$114.1	55%
Production cost of sales	53.4	46.7	6.7	14%	127.2	121.9	5.3	4%
Depreciation, depletion and amortization	29.3	24.6	4.7	19%	77.3	54.9	22.4	41%
27.3	15.4	11.9	77%	115.6	29.2	86.4	n	m
Exploration and business development	4.4	2.2	2.2	100%	7.2	5.0	2.2	44%
Other	1.8	1.0	0.8	80%	2.6	1.1	1.5	136%
Segment operating earnings	$21.1	$12.2	$8.9	73%	$105.8	$23.1	$82.7	n	m

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	"nm" means not meaningful.

Third quarter 2018 vs. Third quarter 2017

Tonnes of ore processed decreased by 18% compared to the third quarter of 2017, primarily due to mine sequencing. Grades decreased by 65% in the third quarter of 2018 compared to the same period in 2017 due to mining in a lower grade portion of the Poker pit. In the third quarter of 2018, gold equivalent ounces produced decreased by 10% compared to the same period in 2017, largely due to fewer tonnes placed on the heap leach pads and the decrease in grades. Gold equivalent ounces sold in the third quarter of 2018 were higher than production due to the timing of sales.

In the third quarter of 2018, metal sales increased by 27% compared to the same period in 2017, due to the increase in gold equivalent ounces sold, partially offset by a decrease in average metal prices realized. Production cost of sales increased by 14% in the third quarter of 2018 compared to the same period in 2017, mainly due to the increase in gold equivalent ounces sold, partially offset by less operating waste mined. Depreciation, depletion and amortization increased by 19% compared to the third quarter of 2017, primarily due to an increase in gold equivalent ounces sold.

First nine months of 2018 vs. First nine months of 2017

In the first nine months of 2018, tonnes of ore mined and processed increased by 23% and 15%, respectively, compared to the same period in 2017 as mining activities were primarily focused on the Poker pit. Mining in a lower grade portion of the Poker pit resulted in a 49% decrease in grade compared to the first nine months of 2017. In the first nine months of 2018, gold equivalent ounces produced and sold increased by 34% and 53%, respectively, compared to the same period in 2017, largely due to an increase in ounces recovered from the heap leach pads. Gold equivalent ounces sold in the first nine months of 2018 were higher than production due to the timing of sales.

In the first nine months of 2018, metal sales increased by 55% compared to the same period in 2017, due to the increase in gold equivalent ounces sold and an increase in average metal prices realized. Production cost of sales increased by 4% in the first nine months of 2018 compared to the same period in 2017, primarily due to the increase in gold equivalent ounces sold, largely offset by less operating waste mined. Depreciation, depletion and amortization increased by 41% in the first nine months of 2018 compared to the same period in 2017, primarily due to an increase in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Paracatu (100% ownership and operator) – Brazil

Three months ended September 30,	Nine months ended September 30,
2018	2017	Change	% Change(a)	2018	2017	Change	% Change(a)
Operating Statistics
Tonnes ore mined (000's)	12,565	227	12,338	nm	36,230	20,875	15,355	74%
Tonnes processed (000's)	13,547	4,067	9,480	nm	40,662	29,292	11,370	39%
Grade (grams/tonne)	0.38	0.42	(0.04)	(10%)	0.37	0.41	(0.04)	(10%)
Recovery	76.4%	68.7%	7.7%	11%	76.3%	74.6%	1.7%	2%
Gold equivalent ounces:
Produced	126,515	46,971	79,544	169%	375,941	293,936	82,005	28%
Sold	125,700	53,076	72,624	137%	371,022	293,408	77,614	26%

Financial Data (in millions)
Metal sales	$152.2	$67.8	$84.4	124%	$475.9	$366.9	$109.0	30%
Production cost of sales	97.6	53.0	44.6	84%	313.9	250.4	63.5	25%
Depreciation, depletion and amortization	42.2	30.6	11.6	38%	107.2	100.8	6.4	6%
12.4	(15.8)	28.2	nm	54.8	15.7	39.1	n	m
Other	6.9	21.7	(14.8)	(68%)	10.7	22.4	(11.7)	(52%)
Segment operating earnings (loss)	$5.5	$(37.5)	$43.0	nm	$44.1	$(6.7)	$50.8	n	m

(a)	"nm" means not meaningful.

Third quarter 2018 vs. Third quarter 2017

In the third quarter of 2018, tonnes of ore mined and processed increased compared to the same period in 2017, primarily due to a curtailment of such activities in the third quarter of 2017 as a result of lower than average rainfall in the area. Mining and processing activities resumed in the fourth quarter of 2017 upon receiving sufficient rainfall. Grades were 10% lower compared to the third quarter of 2017, largely due to mining in lower grade areas, as per the mine plan. Gold equivalent ounces produced and sold increased by 169% and 137%, respectively, in the third quarter of 2018 compared to the same period in 2017, primarily due to the curtailment in the third quarter of 2017.

Metal sales increased by 124% compared to the third quarter of 2017, largely due to the increase in gold equivalent ounces sold, partially offset by a decrease in average metal prices realized. Production cost of sales increased by 84% in the third quarter of 2018, primarily due to the increase in gold equivalent ounces sold, partially offset by a decrease in power costs and favourable foreign exchange movements. Depreciation, depletion and amortization increased by 38% compared to the same period in 2017, primarily due to the increase in gold equivalent ounces sold, partially offset by a decrease in the depreciable asset base related to an impairment charge recognized in the fourth quarter of 2017. Other costs of $21.7 million incurred in the third quarter of 2017 included $15.1 million of costs related to the temporary curtailment.

First nine months of 2018 vs. First nine months of 2017

In the first nine months of 2018, tonnes of ore mined and processed increased by 74% and 39%, respectively, compared to the same period in 2017, primarily due to the curtailment in the third quarter of 2017. Grades decreased by 10% compared to the first nine months of 2017, largely due to mining in lower grade areas, as per the mine plan. Gold equivalent ounces produced and sold increased by 28% and 26%, respectively, compared to the first nine months of 2017, primarily due to the curtailment in the third quarter of 2017.

Metal sales increased by 30% in the first nine months of 2018, largely due to the increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales increased by 25% compared to the first nine months of 2017 due to the increase in gold equivalent ounces sold, partially offset by a decrease in contractor costs and favourable foreign exchange movements. Depreciation, depletion and amortization increased by 6% compared to the first nine months of 2017, primarily due to the increase in gold equivalent ounces sold, partially offset by a decrease in the depreciable asset base related to an impairment charge recognized in the fourth quarter of 2017. Other  costs  of  $22.4  million  incurred  in  the  first  nine  months  of  2017  included  $15.1  million  of  costs  related  to the temporary curtailment.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Maricunga (100% ownership and operator) – Chile

Three months ended September 30,	Nine months ended September 30,
2018	2017	Change	% Change(b)	2018	2017	Change	% Change(b)
Operating Statistics(a)
Tonnes ore mined (000's)	-	-	-	-	-	-	-	-
Tonnes processed (000's)	-	-	-	-	-	-	-	-
Grade (grams/tonne)	-	-	-	-	-	-	-	-
Gold equivalent ounces:
Produced	10,808	20,463	(9,655)	(47%)	52,840	72,088	(19,248)	(27%)
Sold	30,442	14,129	16,313	115%	70,560	30,115	40,445	134%

Financial Data (in millions)
Metal sales	$36.8	$18.1	$18.7	103%	$89.6	$37.8	$51.8	137%
Production cost of sales	22.4	8.1	14.3	177%	49.6	13.0	36.6	n	m
Depreciation, depletion and amortization	1.1	1.7	(0.6)	(35%)	3.4	3.5	(0.1)	(3%)
13.3	8.3	5.0	60%	36.6	21.3	15.3	72%
Exploration and business development	0.1	-	0.1	nm	0.1	-	0.1	n	m
Other	1.1	2.9	(1.8)	(62%)	3.4	6.9	(3.5)	(51%)
Segment operating earnings	$12.1	$5.4	$6.7	124%	$33.1	$14.4	$18.7	130%

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	"nm" means not meaningful.

Third quarter 2018 vs. Third quarter 2017

There was no ore mined and processed during the third quarter of 2018 and 2017 due to the suspension of mining and crushing activities at Maricunga. Gold equivalent ounces produced decreased by 47% compared to the third quarter of 2017 as rinsing of ore placed on the heap leach pads prior to the suspension of mining activities continued to ramp down in the third quarter of 2018. Gold equivalent ounces sold in the third quarter of 2018 increased by 115% compared to the same period in 2017 due to timing of sales.

Metal sales increased by $18.7 million compared to the third quarter of 2017 due to the increase in gold equivalent ounces sold, partially offset by a decrease in average metal prices realized. Production cost of sales increased by $14.3 million compared to the third quarter of 2017, primarily due to the increase in gold equivalent ounces sold.

First nine months of 2018 vs. First nine months of 2017

As a result of the suspension of mining and crushing activities at Maricunga, there was no ore mined and processed during the first nine months of 2018 and 2017. Gold equivalent ounces produced decreased by 27% compared to the first nine months of 2017 as rinsing of ore placed on the heap leach pads prior to the suspension of mining activities continued to ramp down during the first nine months of 2018. Gold equivalent ounces sold in the first nine months of 2018 increased by 134% compared to the first nine months of 2017 due to timing of sales.

Metal sales increased by $51.8 million in the first nine months of 2018 compared to the same period in 2017, due to the increase in gold equivalent ounces sold as well as an increase in metal prices realized. Production cost of sales increased by $36.6 million compared to the first nine months of 2017, primarily due to the increase in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Kupol (100% ownership and operator) – Russian Federation (a)

Three months ended September 30,	Nine months ended September 30,
2018	2017	Change	% Change(d)	2018	2017	Change	% Change(d)
Operating Statistics
Tonnes ore mined (000's)(b)	412	491	(79)	(16%)	1,236	1,428	(192)	(13%)
Tonnes processed (000's)	439	451	(12)	(3%)	1,296	1,308	(12)	(1%)
Grade (grams/tonne):
Gold	8.69	9.69	(1.00)	(10%)	8.56	9.89	(1.33)	(13%)
Silver	72.38	81.50	(9.12)	(11%)	70.15	80.88	(10.73)	(13%)
Recovery:
Gold	94.5%	94.6%	(0.1%	)	(0%)	94.6%	94.9%	(0.3%)	(0%)
Silver	85.5%	85.8%	(0.3%	)	(0%)	83.5%	85.4%	(1.9%)	(2%)
Gold equivalent ounces:(c)
Produced	125,870	145,759	(19,889)	(14%)	366,469	435,150	(68,681)	(16%)
Sold	123,624	142,821	(19,197)	(13%)	370,427	435,489	(65,062)	(15%)
Silver ounces:
Produced (000's)	833	1,027	(194)	(19%)	2,447	2,951	(504)	(17%)
Sold (000's)	815	1,020	(205)	(20%)	2,439	2,955	(516)	(17%)

Financial Data (in millions)
Metal sales	$149.7	$182.7	$(33.0)	(18%)	$474.5	$545.7	$(71.2)	(13%)
Production cost of sales	81.3	74.8	6.5	9%	219.5	227.1	(7.6)	(3%)
Depreciation, depletion and amortization	32.0	41.4	(9.4)	(23%)	103.4	140.9	(37.5)	(27%)
36.4	66.5	(30.1)	(45%)	151.6	177.7	(26.1)	(15%)
Exploration and business development	6.1	4.8	1.3	27%	15.0	12.3	2.7	22%
Other	(0.2)	-	(0.2)	nm	(0.4)	(0.1)	(0.3)	n	m
Segment operating earnings	$30.5	$61.7	$(31.2)	(51%)	$137.0	$165.5	$(28.5)	(17%)

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
Includes 119,000 and 377,000 tonnes of ore mined from Dvoinoye during the third quarter and first nine months of 2018, respectively (third quarter and nine months of 2017 – 186,000 and 502,000 tonnes, respectively).

(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2018 was 80.80:1 (third quarter of 2017 - 75.91:1). The ratio for the first nine months of 2018 was 79.65:1 (first nine months of 2017 - 72.94:1).

(d)	"nm" means not meaningful.

Third quarter 2018 vs. Third quarter 2017

In the third quarter of 2018, tonnes of ore mined decreased by 16% compared to the same period in 2017 due to mining in deeper and narrower parts of the ore bodies, consistent with the mine plan, and the completion of mining of the September Northeast deposit in December 2017. Mill grades were lower compared to the third quarter of 2017, largely due to an increase in the proportion of ore processed from the low-grade stopes at Dvoinoye, as per the mine plan. Gold equivalent ounces produced and sold decreased by 14% and 13%, respectively, compared to the third quarter of 2017, primarily due to the decrease in grades.

Metal sales decreased by 18% compared to the third quarter of 2017 due to the decrease in gold equivalent ounces sold and a decrease in average metal prices realized. Production cost of sales increased by 9% in the third quarter of 2018 compared to the same period in 2017, largely due to higher fuel and plant maintenance costs, partially offset by the decrease in gold equivalent ounces sold and favourable foreign exchange movements. Depreciation, depletion and amortization decreased by 23% compared to the third quarter of 2017, mainly due to the decrease in gold equivalent ounces sold and the addition of mineral reserves at Dvoinoye at the end of 2017.

First nine months of 2018 vs. First nine months of 2017

Tonnes of ore mined decreased by 13% compared to the first nine months of 2017, primarily due to planned mine sequencing. In the first nine months of 2018, mill grades were lower, largely due to an increase in the proportion of ore processed from the low-grade stopes at Dvoinoye, as per the mine plan. Gold equivalent ounces produced and sold decreased by 16% and 15%, respectively, compared to the first nine months of 2017, primarily due to the lower grades. Gold equivalent ounces sold in the first nine months of 2018 exceeded production due to timing of sales.

Metal sales in the first nine months of 2018 decreased by 13% compared to the same period in 2017 due to the decrease in gold equivalent ounces sold, partially offset by an increase in metal prices realized. In the first nine months of 2018, production cost of sales decreased by 3%, primarily due to the decrease in gold equivalent ounces sold and favourable foreign exchange movements, partially offset by higher plant maintenance costs and contractor costs. Depreciation, depletion and amortization decreased by 27% compared to the first nine months of 2017, largely due to the decrease in gold equivalent ounces sold and the addition of mineral reserves at Dvoinoye at the end of 2017.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Tasiast (100% ownership and operator) – Mauritania

Three months ended September 30,	Nine months ended September 30,
2018	2017	Change	% Change(c)	2018	2017	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	2,187	2,139	48	2%	4,939	4,151	788	19%
Tonnes processed (000's)(a)	1,871	1,340	531	40%	4,391	2,976	1,415	48%
Grade (grams/tonne)(b)	1.72	2.42	(0.70)	(29%)	1.93	2.39	(0.46)	(19%)
Recovery(b)	91.2%	92.5%	(1.3%	)	(1%)	91.9%	92.4%	(0.5%)	(1%)
Gold equivalent ounces:
Produced	53,363	62,065	(8,702)	(14%)	159,417	182,966	(23,549)	(13%)
Sold	50,549	62,448	(11,899)	(19%)	159,461	181,263	(21,802)	(12%)

Financial Data (in millions)
Metal sales	$60.9	$80.7	$(19.8)	(25%)	$204.4	$228.1	$(23.7)	(10%)
Production cost of sales	66.2	46.1	20.1	44%	167.8	135.2	32.6	24%
Depreciation, depletion and amortization	29.1	16.7	12.4	74%	67.0	60.8	6.2	10%
(34.4)	17.9	(52.3)	nm	(30.4)	32.1	(62.5)	n	m
Exploration and business development	1.7	0.6	1.1	183%	4.3	3.0	1.3	43%
Other	6.6	10.7	(4.1)	(38%)	36.2	51.7	(15.5)	(30%)
Segment operating earnings (loss)	$(42.7)	$6.6	$(49.3)	nm	$(70.9)	$(22.6)	$(48.3)	n	m

(a)
Includes 924,000 and 1,958,000 tonnes placed on the dump leach pads during the third quarter and nine months of 2018, respectively (third quarter and first nine months of 2017 – 576,000 and 737,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the dump leach pads had an average grade of 0.42 and 0.36 grams per tonne during the third quarter and first nine months of 2018 (third quarter and first nine months of 2017 - 0.67 and 0.64 grams per tonne, respectively). Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

Third quarter 2018 vs. Third quarter 2017

In the third quarter of 2018, tonnes of ore processed increased by 40% compared to the same period in 2017, primarily due to an increase in mill throughput upon commissioning of the Semi-Autogenous Grinding ("SAG") mill and an increase in tonnes placed on the dump leach pads. Mill grades in the third quarter of 2018 were 29% lower compared to the same period in 2017 due to delays in the mine plan to access higher grade ore. Gold equivalent ounces produced and sold in the third quarter of 2018 decreased by 14% and 19%, respectively, compared to the same period in 2017, largely due to the lower grades, partially offset by higher mill throughput. Gold equivalent ounces sold in the third quarter of 2018 were lower than production due to timing of shipments.

In the third quarter of 2018, metal sales decreased by 25% compared to the same period in 2017, due to the decrease in gold equivalent ounces sold as well as a decrease in average metal prices realized. Production cost of sales were 44% higher compared to the third quarter of 2017, largely due to increases in operating waste mined, import duties, and fuel and maintenance costs, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 74% compared to the third quarter of 2017, primarily due to an increase in the depreciable asset base, largely related to the completion of the Phase One project and an impairment reversal recognized in the fourth quarter of 2017. The increase in depreciation, depletion and amortization was partially offset by the decrease in gold equivalent ounces sold.

First nine months of 2018 vs. First nine months of 2017

Tonnes of ore mined increased by 19% compared to the first nine months of 2017, consistent with the mine plan that involved mining a higher proportion of lower grade leachable ore. In the first nine months of the 2018, tonnes of ore processed were 48% higher compared to the same period in 2017, largely due to increases in mill throughput and tonnes placed on the dump leach pads. Mill grades in the first nine months of 2018 were 19% lower compared to the same period in 2017, mainly due to planned mine sequencing. Gold equivalent ounces produced and sold decreased by 13% and 12%, respectively, compared to the first nine months of 2017, primarily due to the decrease in grades, partially offset by an increase in tonnes processed.

Metal sales decreased by 10% compared to the first nine months of 2017 due to the decrease in gold equivalent ounces sold, partially offset by an increase in average metal prices realized. In the first nine months of 2018, production cost of sales increased by 24% compared to the same period in 2017, primarily due to increases in operating waste mined and fuel costs as well as higher reagent costs associated with the increased tonnes placed on the dump leach pads. The increases were partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 10% compared to the first nine months of 2017, primarily due to an increase in the depreciable asset base largely related to the completion of the Phase One project and an impairment reversal recognized in the fourth quarter of 2017. The increase in depreciation, depletion and amortization was partially offset by the decrease in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Chirano (90% ownership and operator) – Ghana(a)

Three months ended September 30,	Nine months ended September 30,
2018	2017	Change	% Change(b)	2018	2017	Change	% Change(b)
Operating Statistics
Tonnes ore mined (000's)	505	456	49	11%	1,486	1,914	(428)	(22%)
Tonnes processed (000's)	908	886	22	2%	2,666	2,560	106	4%
Grade (grams/tonne)	2.10	2.51	(0.41)	(16%)	2.22	2.41	(0.19)	(8%)
Recovery	92.0%	92.1%	(0.1%	)	(0%)	92.2%	92.1%	0.1%	0%
Gold equivalent ounces:
Produced	56,675	65,707	(9,032)	(14%)	175,426	179,742	(4,316)	(2%)
Sold	53,915	65,757	(11,842)	(18%)	175,754	189,239	(13,485)	(7%)

Financial Data (in millions)
Metal sales	$65.1	$85.4	$(20.3)	(24%)	$225.7	$238.2	$(12.5)	(5%)
Production cost of sales	41.7	48.0	(6.3)	(13%)	133.2	156.8	(23.6)	(15%)
Depreciation, depletion and amortization	30.8	34.8	(4.0)	(11%)	95.5	106.1	(10.6)	(10%)
(7.4)	2.6	(10.0)	nm	(3.0)	(24.7)	21.7	88%
Exploration and business development	2.1	2.0	0.1	5%	4.2	4.8	(0.6)	(13%)
Other	0.5	(2.6)	3.1	nm	0.4	(1.9)	2.3	n	m
Segment operating earnings (loss)	$(10.0)	$3.2	$(13.2)	nm	$(7.6)	$(27.6)	$20.0	72%

(a)	Operating and financial data are at 100% for all periods.
(b)	"nm" means not meaningful.

Third quarter 2018 vs. Third quarter 2017

Tonnes of ore mined increased by 11% in the third quarter of 2018 compared to the same period in 2017, primarily due to increased mining activities at the Akoti underground deposit, partially offset by fewer tonnes mined at the Paboase underground deposit. Tonnes of ore processed were slightly higher compared to the third quarter of 2017, largely due to increased mill availability as a result of more stable power supply. Mill grades in the third quarter of 2018 were 16% lower compared to the same period in 2017, mainly due to lower grade ore mined from the Paboase and Akoti underground deposits. Gold equivalent ounces produced and sold decreased by 14% and 18%, respectively, compared to the third quarter of 2017, primarily due to the decrease in mill grade.

In the third quarter of 2018, metal sales decreased by 24% compared to the same period in 2017 due to the decrease in gold equivalent ounces sold and a decrease in average metal prices realized. Production cost of sales in the third quarter of 2018 decreased by 13% compared to the same period in 2017, primarily due to the decrease in gold equivalent ounces sold and lower power and maintenance costs. Depreciation, depletion and amortization decreased by 11% compared to the third quarter of 2017, primarily due to the decrease in gold equivalent ounces sold as well as a lower depreciable asset base.

First nine months of 2018 vs. First nine months of 2017

Tonnes of ore mined in the first nine months of 2018 decreased by 22% compared to the same period in 2017, primarily due to the completion of open pit mining at the end of the second quarter of 2017, partially offset by increased mining activities at the Akoti and Akwaaba underground deposits. In the first nine months of 2018, tonnes of ore processed were higher by 4% compared to the same period in 2017, largely due to more stable power supply. Mill grades were 8% lower compared to the first nine months of 2017, primarily due to lower grade ore mined from the Paboase underground deposit. Gold equivalent ounces produced and sold in the first nine months of 2018 decreased by 2% and 7%, respectively, compared to the same period in 2017, primarily due to the decrease in mill grade, partially offset by an increase in mill throughput and timing of ounces processed through the mill.

In the first nine months of 2018, metal sales decreased by 5% compared to the same period in 2017 due to the decrease in gold equivalent ounces sold, partially offset by an increase in average metal prices realized. Production cost of sales decreased by 15% compared to the first nine months of 2017, primarily due to the completion of open pit mining at the end of the second quarter of 2017 and lower overhead and maintenance costs. Depreciation, depletion and amortization decreased by 10% compared to the first nine months of 2017, largely due to the decrease in gold equivalent ounces sold as well as a lower depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Exploration and Business Development

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2018	2017	Change	% Change	2018	2017	Change	% Change
Exploration and business development	$32.5	$26.1	$6.4	25%	$76.8	$72.0	$4.8	7%

Exploration and business development expenses were $32.5 million compared to $26.1 million in the third quarter of 2017. Of the total exploration and business development expense, expenditures on exploration totaled $25.0 million compared to $19.7 million in the third quarter of 2017. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $0.1 million for the third quarter of 2018 and $0.4 million for the third quarter of 2017.

Kinross was active on 15 mine sites, near-mine and greenfield initiatives during the third quarter of 2018, with a total of 121,079 metres drilled. During the third quarter of 2017, Kinross was active on 17 mine sites, near-mine and greenfield initiatives, with a total of 93,976 metres drilled.
Exploration and business development expenses were $76.8 million compared to $72.0 million for the first nine months of 2017. Of the total exploration and business development expense, expenditures on exploration totaled $53.5 million in the first nine months of 2018 compared to $52.1 million during the same period in 2017. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $0.2 million for the first nine months of 2018 and $1.5 million for the first nine months of 2017.
Kinross was active on 17 mine sites, near-mine and greenfield initiatives during the first nine months of 2018, with a total of 243,674 metres drilled. Kinross was active on 23 mine sites, near-mine and greenfield initiatives during the first nine months of 2017, with a total of 234,577 metres drilled.
General and Administrative

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2018	2017	Change	% Change	2018	2017	Change	% Change
General and administrative	$34.2	$31.6	$2.6	8%	$100.2	$98.8	$1.4	1%

General and administrative costs include expenses related to the overall management of the business which is not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, Chile, and the Canary Islands.

Other Income (Expense) – Net

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2018	2017	Change	% Change(a)	2018	2017	Change	% Change(a)
Gain on disposition of associate and other interests - net	$-	$-	$-	-	$-	$11.0	$(11.0)	n	m
Gain (loss) on disposition of other assets - net	(0.8)	0.2	(1.0)	nm	(0.9)	(1.2)	0.3	25%
Reversal of impairment charges	-	-	-	-	-	97.0	(97.0)	n	m
Foreign exchange gains (losses)	(2.7)	(2.7)	-	0%	1.2	(5.1)	6.3	n	m
Net non-hedge derivative gains (losses)	-	-	-	-	(0.9)	0.3	(1.2)	n	m
Other	0.9	1.3	(0.4)	(31%)	5.7	21.5	(15.8)	(73%)
Other income (expense) - net	$(2.6)	$(1.2)	$(1.4)	(117%)	$5.1	$123.5	$(118.4)	(96%)

(a)	"nm" means not meaningful.

Other income (expense) increased from an expense of $1.2 million in the third quarter of 2017 to an expense of $2.6 million in the third quarter of 2018.  Other income (expense) decreased from income of $123.5 million in the first nine months of 2017 to income of $5.1 million in the first nine months of 2018. The discussion below details the significant changes.

Reversal of impairment charges

In the first quarter of 2017, the Company entered into an agreement to sell its 25% interest in the Cerro Casale project in Chile at a price higher than the carrying value and recognized a reversal of previously recorded impairment charges of $97.0 million.

Gains on disposition of associate and other interests – net

In the second quarter of 2017, the Company completed the sale of its interests in the Cerro Casale project and Quebrada Seca exploration project in Chile and the White Gold exploration project in the Yukon Territory. In connection with the sales, the Company recognized a gain on disposition of its interests in Cerro Casale and Quebrada Seca of $12.7 million and a loss on disposition of its interest in White Gold of $1.7 million.

Other

Other gains of $21.5 million recognized in the first nine months of 2017 mainly included the receipt of insurance recoveries of $17.5 million, $15.1 million of which was related to Maricunga.

Finance Expense

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2018	2017	Change	% Change	2018	2017	Change	% Change
Finance expense	$22.1	$32.3	$(10.2)	(32%)	$73.7	$89.3	$(15.6)	(17%)

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

Finance expense decreased by $10.2 million compared to the third quarter of 2017, largely due to a decrease in interest expense. In the third quarter of 2018, interest expense was $14.8 million compared to $24.4 million in the same period in 2017, with the decrease primarily due to an increase in interest capitalized. Interest capitalized was $12.2 million in the third quarter of 2018 compared to $5.9 million in the same period in 2017, with the increase mainly due to higher qualifying capital expenditures.

In the first nine months of 2018, finance expense decreased by $15.6 million compared to the same period in 2017, largely due to a decrease in interest expense. Interest expense decreased from $65.7 million in the first nine months of 2017 to $51.9 million in the first nine months of 2018, mainly due to an increase in interest capitalized. Interest capitalized in the first nine months of 2018 was $30.2 million compared to $16.0 million in the same period in 2017, with the increase primarily due to higher qualifying capital expenditures.

Income and Other Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

During the third quarter of 2018, the Company recorded an income tax expense of $34.1 million, compared to an income tax recovery of $10.3 million in the same period in 2017. The $34.1 million income tax expense recognized in the third quarter of 2018 included $25.4 million of expense due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and Russian rouble. The $10.3 million income tax recovery recognized in the third quarter of 2017 included $12.0 million of recovery due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and Russian rouble. Kinross' combined federal and provincial statutory tax rate for the third quarter of both 2018 and 2017 was 26.5%.

Income tax expense during the first nine months of 2018 was $112.5 million, compared to an income tax expense of $50.6 million in the same period in 2017. The $112.5 million income tax expense recognized in the first nine months of 2018 included $53.7 million of expense due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and Russian rouble. The $50.6 million income tax expense recognized in the first nine months of 2017 included $10.9 million of recovery due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. Kinross' combined federal and provincial statutory tax rate for the first nine months of both 2018 and 2017 was 26.5%.

There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments. Further guidance on the implementation and application of the U.S. Tax Reform legislation will be forthcoming in Regulations to be issued by the Department of the Treasury, legislation or guidance from the States in which the Company operates and directions from the Office of Management and Budget.

On July 26, 2018, the Ministry of Finance of the Government of Mauritania circulated for industry comment draft revisions of the country's tax code. These revisions were drafted with technical assistance from the French tax administration, as financed by the European Union, to update the country's 1982 Tax Code. The Company has analyzed the document and provided comments on the draft to the Ministry of Finance. It is uncertain as to whether some or all of the draft revisions will be enacted or when any tax code revisions will be made. The Company notes that its Mining Conventions with the Government of Mauritania contain tax stability provisions applicable to its current operations and mining concessions.

Kinross' tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company's transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with IFRS principles. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity:

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2018	2017	Change	% Change(a)	2018	2017	Change	% Change(a)
Cash Flow
Provided from operating activities	$127.2	$197.7	$(70.5)	(36%)	$605.2	$585.2	$20.0	3%
Used in investing activities	(534.1)	(233.8)	(300.3)	(128%)	(1,084.5)	(354.0)	(730.5)	n	m
Used in financing activities	(42.6)	(34.8)	(7.8)	(22%)	(72.2)	(69.0)	(3.2)	(5%)
Effect of exchange rate changes on cash and cash equivalents	0.9	1.7	(0.8)	(47%)	(4.2)	2.9	(7.1)	n	m
Increase (decrease) in cash and cash equivalents	(448.6)	(69.2)	(379.4)	nm	(555.7)	165.1	(720.8)	n	m
Cash and cash equivalents, beginning of period	918.7	1,061.3	(142.6)	(13%)	1,025.8	827.0	198.8	24%
Cash and cash equivalents, end of period	$470.1	$992.1	$(522.0)	(53%)	$470.1	$992.1	$(522.0)	(53%)

(a)	"nm" means not meaningful.

In the third quarter of 2018, cash and cash equivalent balances decreased by $448.6 million compared to a decrease of $69.2 million in the third quarter of 2017. Cash and cash equivalent balances decreased by $555.7 million in the first nine months of 2018 compared to an increase of $165.1 million in the first nine months of 2017. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

Third quarter 2018 vs. Third quarter 2017

Net cash flow provided from operating activities decreased by $70.5 million compared to the third quarter of 2017, mainly due to a decrease in operating earnings.

First nine months of 2018 vs. First nine months of 2017

In the first nine months of 2018, net cash flow provided from operating activities increased by $20.0 million compared to the same period in 2017, primarily due to a decrease in income taxes paid, partially offset by a decrease in operating earnings.

Investing Activities

Third quarter 2018 vs. Third quarter 2017

Net cash flow used in investing activities was $534.1 million in the third quarter of 2018 compared to $233.8 million used in investing activities in the third quarter of 2017.

In the third quarter of 2018, cash was primarily used for capital expenditures of $276.4 million and the acquisition of the two hydroelectric power plants in Brazil for $253.7 million. In the third quarter of 2017, cash was primarily used for capital expenditures of $204.7 million.

First nine months of 2018 vs. First nine months of 2017

Net cash flow used in investing activities was $1,084.5 million in the first nine months of 2018 compared to $354.0 million used in investing activities in the first nine months of 2017.

In the first nine months of 2018, cash was primarily used for capital expenditures of $770.4 million, the acquisition of the two hydroelectric power plants in Brazil for $253.7 million, and the acquisition of the remaining 50% interest in the La Coipa Phase 7 mining concessions for an initial payment and transaction costs totaling $35.1 million. In the first nine months of 2017, cash was primarily used for capital expenditures of $584.3 million, which was partially offset by gross cash proceeds of $267.6 million from the sale of the Company's interests in the Cerro Casale project and the Quebrada Seca exploration project in Chile, and the White Gold exploration project in the Yukon Territory.

The following table presents a breakdown of capital expenditures on a cash basis:

Three months ended September 30,	Nine months ended September 30,
(in millions)	2018	2017	Change	% Change(c)	2018	2017	Change	% Change(c)
Operating segments
Fort Knox	$32.6	$25.4	$7.2	28%	$59.0	$74.8	$(15.8)	(21%)
Round Mountain	47.1	14.7	32.4	nm	117.1	29.6	87.5	n	m
Bald Mountain	44.2	12.6	31.6	nm	109.5	43.9	65.6	149%
Kettle River-Buckhorn	-	-	-	-	-	-	-	-
Paracatu	25.1	32.6	(7.5)	(23%)	64.3	89.9	(25.6)	(28%)
Maricunga	-	-	-	-	-	0.2	(0.2)	n	m
Kupol(a)	22.0	14.4	7.6	53%	44.0	35.2	8.8	25%
Tasiast	98.1	93.8	4.3	5%	357.3	260.1	97.2	37%
Chirano	6.9	7.7	(0.8)	(10%)	18.3	35.7	(17.4)	(49%)
Non-operating segment
Corporate and other(b)	0.4	3.5	(3.1)	(89%)	0.9	14.9	(14.0)	(94%)
Total	$276.4	$204.7	$71.7	35%	$770.4	$584.3	$186.1	32%

(a)
Includes $5.6 million and $11.1 million of capital expenditures at Dvoinoye during the third quarter and first nine months of 2018 (third quarter and first nine months of 2017 - $3.1 million and $7.3 million, respectively).

(b)	"Corporate and other" includes corporate and other non-operating assets (including La Coipa, Lobo-Marte and White Gold until its disposal on June 14, 2017).
(c)	"nm" means not meaningful.

In the third quarter of 2018, capital expenditures increased by $71.7 million compared to the same period in 2017, primarily due to increased spending at Round Mountain for the Phase W project and at Bald Mountain for the Vantage Complex project.

In the first nine months of 2018, capital expenditures increased by $186.1 million compared to the same period in 2017, primarily due to increased spending at Tasiast related to the Phase One expansion project, at Round Mountain for the Phase W project, and at Bald Mountain for the Vantage Complex project. The increases were partially offset by lower spending at Fort Knox due to a decrease in capitalized stripping activities compared to the first nine months of 2017, at Paracatu as a result of the purchase of new trucks and increased spending related to the Eustaquido Dam raising during the first nine months of 2017, and at Chirano related to the tailings expansion in 2017.

Financing Activities

Third quarter 2018 vs. Third quarter 2017

Net cash flow used in financing activities was $42.6 million in the third quarter of 2018 compared to $34.8 million used in financing activities during the third quarter of 2017.

In the third quarter of 2018, net cash flow used in financing activities included interest paid of $27.8 million and a dividend paid to non-controlling interest of $13.0 million. Interest paid in the third quarter of 2017 was $28.4 million.

In the third quarter of 2018, the Company drew and repaid in full $80.0 million in cash on the revolving credit facility.

In the third quarter of 2017, the Company completed a $500.0 million offering of debt securities consisting of 4.50% senior notes due 2027. Kinross received net proceeds of $494.7 million from the offering, after payment of related fees and expenses. The proceeds received in this transaction were then used to fully repay the outstanding balance of the $500.0 million term loan.

First nine months of 2018 vs. First nine months of 2017

In the first nine months of 2018, net cash flow used in financing activities of $72.2 million included interest paid of $57.8 million. In the first nine months of 2017, net cash flow used in financing activities was $69.0 million, which included interest paid of $62.9 million.

In the first nine months of 2018, the Company drew and repaid in full $80.0 million in cash on the revolving credit facility.

In the first nine months of 2017, the Company completed a $500.0 million offering of debt securities consisting of 4.50% senior notes due 2027. Kinross received net proceeds of $494.7 million from the offering, after payment of related fees and expenses. The proceeds received in this transaction were then used to fully repay the outstanding balance of the $500.0 million term loan.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Balance Sheet
	As at,
	September 30,	December 31,
(in millions)	2018	2017
Cash and cash equivalents	$470.1	$1,025.8
Current assets	$1,774.6	$2,284.4
Total assets	$8,169.2	$8,157.2
Current liabilities	$577.8	$585.3
Total long-term financial liabilities(a)	$2,583.4	$2,563.1
Total debt	$1,734.4	$1,732.6
Total liabilities	$3,591.8	$3,538.0
Common shareholders' equity	$4,555.9	$4,583.6
Non-controlling interest	$21.5	$35.6
Statistics
Working capital(b)	$1,196.8	$1,699.1
Working capital ratio(c)	3.07:1	3.9:1

(a)	Includes long-term debt and provisions.
(b)	Calculated as current assets less current liabilities.
(c)	Calculated as current assets divided by current liabilities.

At September 30, 2018, Kinross had cash and cash equivalents of $470.1 million, a decrease of $555.7 million from the balance as at December 31, 2017, primarily due to capital expenditures of $770.4 million, the acquisition of the two hydroelectric power plants in Brazil for $253.7 million, and the acquisition of the remaining 50% interest in the La Coipa Phase 7 mining concessions for an initial payment and transaction costs totaling $35.1 million. The decreases were partially offset by operating cash inflows of $605.2 million. Current assets decreased to $1,774.6 million as at September 30, 2018, mainly as a result of a decrease in cash and cash equivalents, partially offset by an increase in accounts receivable and other assets. Total assets increased by $12.0 million to $8,169.2 million, primarily due to increases in property, plant and equipment and other long-term assets, partially offset by the decrease in current assets and a decrease in long-term investments. Current liabilities decreased to $577.8 million as at September 30, 2018 due to decreases in accounts payable and accrued liabilities and the current portion of provisions, offset by a $30.0 million deferred payment obligation related to the completion of the acquisition of the La Coipa Phase 7 mining concessions during the first nine months of 2018.

As of November 6, 2018, there were 1,250.2 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 12.3 million share purchase options outstanding under its share option plan.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Financings and Credit Facilities

Senior notes

The Company's $1,750.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041.

Corporate revolving credit and term loan facilities

As at September 30, 2018, the Company had utilized $18.3 million (December 31, 2017 - $21.0 million) of its $1,500.0 million revolving credit facility. The amount utilized was entirely for letters of credit. During the three months ended September 30, 2018, the Company drew and repaid in full $80.0 million in cash on the revolving credit facility.

Loan interest for the revolving credit facility is variable, set at LIBOR plus an interest rate margin which is dependent on the Company's credit rating. Based on the Company's credit rating at September 30, 2018, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

The revolving credit facility contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at September 30, 2018.

On July 23, 2018, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2022 to August 10, 2023.

Other

The maturity date for the Company's $300.0 million Letter of Credit guarantee facility with EDC was extended by two years to June 30, 2020, effective July 1, 2018. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. Fees related to letters of credit under this facility are 0.95%. As at September 30, 2018, $227.4 million (December 31, 2017 - $215.2 million) was utilized under this facility.

In addition, at September 30, 2018, the Company had $228.9 million (December 31, 2017 - $230.2 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks.

As at September 30, 2018, $264.4 million (December 31, 2017 - $254.7 million) of surety bonds were outstanding with respect to Kinross' operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

The following table outlines the credit facility utilization and availability:

	As at,
	September 30,	December 31,
(in millions)	2018	2017
Utilization of revolving credit facility	$(18.3)	$(21.0)
Utilization of EDC facility	(227.4)	(215.2)
Borrowings	$(245.7)	$(236.2)

Available under revolving credit facility	$1,481.7	$1,479.0
Available under EDC credit facility	72.6	84.8
Available credit	$1,554.3	$1,563.8

Total debt of $1,734.4 million at September 30, 2018 consists solely of the senior notes. The current portion of this debt at September 30, 2018 is $nil.

Liquidity Outlook

As at September 30, 2018, the Company had no scheduled debt repayments until 2021.

We believe that the Company's existing cash and cash equivalents balance of $470.1 million, available credit of $1,554.3 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), and reclamation and remediation obligations currently estimated for 2018. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company's development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company's longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company's active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.
The following table provides a summary of derivative contracts outstanding at September 30, 2018:
Foreign currency	2018	2019	2020	2021
Brazilian real forward buy contracts (in millions of U.S. dollars)	$17.4	$36.0	$-	$-
Average price (Brazilian reais)	3.37	3.66	-	-
Brazilian real zero cost collars (in millions of U.S. dollars)	$21.3	$134.4	$95.6	$12.4
Average put strike (Brazilian reais)	3.43	3.45	3.73	4.10
Average call strike (Brazilian reais)	3.98	3.75	4.18	5.10
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$14.5	$58.5	$-	$-
Average rate (Canadian dollars)	1.31	1.28	-	-
Russian rouble forward buy contracts (in millions of U.S. dollars)	$13.5	$-	$-	$-
Average price (Russian roubles)	61.5	-	-	-
Russian rouble zero cost collars (in millions of U.S. dollars)	$6.0	$54.0	$13.5	$-
Average put strike (Russian roubles)	60.0	58.9	65.0	-
Average call strike (Russian roubles)	75.5	69.6	78.4	-
Energy
WTI oil swap contracts (barrels)	230,358	744,451	458,400	119,000
Average price	$49.50	$50.79	$55.74	$59.09
The following new derivative contracts were entered into during the nine months ended September 30, 2018:

•	$57.3 million Canadian dollars at an average rate of 1.28 maturing in 2018 and 2019;
•	$288.9 million Brazilian reais at an average rate of 3.35 maturing in 2018 and 2019;
•	$212.4 million Brazilian reais with an average put strike of 3.59 and an average call strike of 4.05 maturing from 2018 to 2021;
•	$27.0 million Russian roubles with an average rate of 61.2 maturing in 2018;
•	$67.5 million Russian roubles with an average put strike of 60.2 and an average call strike of 71.4 maturing from 2019 to 2020; and
•	637,400 barrels of crude oil at an average rate of $56.55 per barrel maturing from 2019 to 2021.
The Company enters into total return swaps ("TRS") as economic hedges of the Company's deferred share units and cash-settled restricted share units.  Hedge accounting was not applied to the TRSs.  At September 30, 2018, 5,695,000 TRS units were outstanding.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at,
	September 30,	December 31,
(in millions)	2018	2017
Asset (liability)
Foreign currency forward and collar contracts	$(35.0)	$6.1
Energy swap contracts	25.2	12.9
Total return swap contracts	(6.2)	0.6
	$(16.0)	$19.6

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Other Legal Matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In late 2013, Compania Minera Maricunga ("CMM") was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine's water pumping wells. CMM paid the fine, as required, and sought governmental approval of remedial action plans aimed at addressing the degradation. CMM's remedial action plans were not fully approved and only a subset of CMM's planned activities were allowed to be implemented. In May 2015, the Chile environmental enforcement authority ("the SMA") issued a resolution alleging that CMM had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands known respectively as Valle Ancho and Barros Negros, and that the mine's continuing water use poses an imminent risk to those wetlands. In response, CMM submitted legal and technical defenses, expert reports and other materials challenging the SMA's allegations, and, complied with various information requests from the SMA. On March 18, 2016, the SMA issued a resolution against CMM in respect of the SMA's May 2015 allegations regarding the Valle Ancho wetland, located approximately 7 kilometres downgradient from CMM's groundwater wells supplying water to the operation, seeking to impose a sanction of an immediate complete curtailment of water use from the groundwater wells and related aquifer (the "sanction proceedings"). Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to "temporarily" curtail the pumping of water from the groundwater wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions by seeking reconsideration with the SMA and appealing to Chile's Environmental Tribunal, but its efforts were unsuccessful and, except for a short period of time in July 2016, the Company's operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the "Amended Sanction"). The terms of the Amended Sanction  effectively required CMM to cease operations and close the mine, with water use curtailed to levels far below those required for closure in compliance with the mine's government-approved plan. On July 9, 2016, CMM filed its appeal in the sanction proceedings. As part of its appeal, CMM submitted legal and technical arguments and reports by experts on wetland vegetation, analysis of long-term satellite imagery and groundwater hydrology criticizing the evidence relied upon by the SMA and concluding that current data does not support an assertion that CMM's pumping is negatively impacting water levels 7 kilometres downgradient at the Valle Ancho wetland. On August 30, 2016, CMM submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal of the Amended Sanction. On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request. On August 7, 2017, the Environmental Tribunal upheld the SMA's Amended Sanction and curtailment orders on procedural grounds.  No findings were made by the Tribunal on the evidence or on the disputed issue of whether CMM's pumping caused damage to area wetlands, as alleged by the SMA. On September 27, 2017, CMM appealed the matter to the Supreme Court of Chile, which accepted the appeal on December 14, 2017. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal's ruling on procedural grounds and dismissed CMM's appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel. Both lawsuits are based upon allegations that CMM's pumping from its Pantanillo area groundwater wells has caused damage to area wetlands. One action relates to the Pantanillo wetland, and is based upon the sanction imposed upon CMM in late 2013 (as described above). The other action relates to the Valle Ancho wetland, and is largely based upon the same factual assertions at issue in the SMA sanction proceedings. These lawsuits seek, among other things, to require CMM to cease pumping from the groundwater wells, finance various investigations and conduct restoration activities. On June 20, 2016, CMM filed its defenses in both actions. Evidentiary hearings and closing arguments took place in 2017 and a decision is pending. On October 31, 2018, CMM and the Chilean State Defense Counsel jointly requested a stay in both cases to allow ongoing settlement discussions to continue and, potentially, obviate the need for the Tribunal to resolve the matter.

On May 19, 2017, a release of diesel fuel occurred from a power generation area of the Rancho del Gallo Camp. The release occurred when a pipe valve attached to a fuel tank was opened by an unknown party, effectively draining the tank. CMM estimates that approximately 15,000 litres of diesel escaped containment affecting the surrounding soil and a nearby stream. After discovering the release, CMM commenced actions designed to contain the release, including mobilization of a third-party response team, and has addressed both localized and downstream impacts of the release. CMM notified the relevant authorities of the release, and has kept them informed of its response activities. Various agencies have reviewed, or are reviewing the situation and have requested information from CMM. The SMA has concluded that CMM took appropriate actions to address environmental harm and health risks. Further, the SEC (Superintendencia de Electridad y Combustibles), the agency that regulates fuel facilities and electrical power, has concluded an administrative action against CMM for regulatory non-compliances at the facility resulting in a fine equivalent to approximately $35,000. Other legal actions relating to the release could result in the imposition of fines or other sanctions against CMM or its employees.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

La Coipa permit proceedings

MDO suspended operations at the La Coipa mine in the fourth quarter of 2013. In accordance with the mine's permit MDO continued its water treatment program ("WTP") to remediate levels of mercury in the ground water due to seepage from its tailing facility. La Coipa's WTP, related facilities and monitoring program, including downstream monitoring wells, have been in place since 2000. The mine's groundwater treatment permit establishes a very low standard for mercury of 1 part per billion. The La Coipa mine has four monitoring wells at or near its downstream property boundary at which exceedance of the permitted standards have not been detected.

In 2015, the SMA conducted an inspection of the WTP and monitoring wells and requested certain information regarding those facilities and their performance, with which MDO fully cooperated. On March 16, 2016, the SMA issued a resolution alleging violations under the WTP. The resolution specified a total of seven charges, alleging permit violations at the WTP and/or failure to properly permit certain related activities, including capturing water at an undesignated reservoir, deficiencies in the mercury capture system, deficiencies in the monitoring system, WTP effluent samples from 2013 above the permitted standard, and WTP monitoring well samples from 2013 and 2014 above the permitted standard. On April 15, 2016, MDO submitted a compliance plan to remediate the alleged permit violations which, following further submissions to the SMA, was ultimately accepted on July 7, 2016. As a result, the sanctioning process has been suspended without any fine or other penalty to MDO provided the plan is implemented and maintained per its terms. Failure to comply with the plan will re-initiate the sanction process and could result in doubled fines of up to $7.7 million per alleged minor violation (five in total) and $15.4 million per alleged serious violation (two in total).

Sunnyside litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District ("District") near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the "EPA") caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC's operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC's petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation ("the Order"). Failure to comply with the Order may subject SGC to penalties and damages, and SGC is undertaking to comply. In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act ("RCRA"), and the Clean Water Act ("CWA") and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney's fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys' fees. In the third quarter of 2017, the State of Utah filed a Complaint, which has been amended to name EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney's fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The Complaint seeks compensatory and consequential damages, interest, punitive damages, attorneys' fees and expenses. The New Mexico, Navajo, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation ("Crown") is the holder of a waste discharge permit (the "Permit") in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the "WDOE") renewed the Buckhorn Mine's National Pollution Discharge Elimination System Permit (the "Renewed Permit"), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, the Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the "Settlement Agreement"). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board ("PCHB"). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the "Crown Action"). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB's decision. On April 12, 2017, Crown appealed the Ferry County Superior Court's ruling to the State of Washington Court of Appeals, where the matter remains pending.

On July 19, 2016, the WDOE issued an Administrative Order ("AO") to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals.  On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the "AO Appeal"). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016. The stay is affirmed by the PCHB upon receipt of applicable filings. The stay was most recently affirmed on January 30, 2018.

On November 30, 2017, the WDOE issued a Notice of Violation ("NOV") to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the 3rd quarter of 2017 and also failed to maintain the capture zone as required under the Permit.  The NOV ordered the companies to file a report with WDOE identifying the steps which have been and are being taken to "control such waste or pollution or otherwise comply with this determination," which report was timely filed.  Following its review of this report, WDOE may issue an AO or other directives to the Company.  The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2018, the WDOE issued a NOV to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 118 times during the fourth quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to "control such waste or pollution or otherwise comply with this determination," which report was timely filed. Following its review of this report, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On August 20, 2018, the WDOE issued a NOV to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 289 times during the first and second quarters of 2018 and also failed to maintain the capture zone as required under the Permit.  The NOV ordered the companies to file the same type of report within 30 days as with the previous NOVs, which report was timely filed.  The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

Crown also faces potential legal actions by non-governmental organizations relating to the Permit and the renewed Permit. In the past, Crown and Kinross Gold U.S.A., Inc. have received Notice of Intent to Sue letters from the Okanogan Highlands Alliance ("OHA") advising that it intends to file a citizen's suit against Crown under the CWA for alleged violations of the Permit, renewed Permit and the CWA, including failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. OHA's notice letters further recite that the CWA authorizes injunctive relief and civil penalties in the amount of up to $37,500 per day per violation. However, to date, OHA has not filed a lawsuit.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

7.	SUMMARY OF QUARTERLY INFORMATION

	2018			2017				2016
(in millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Metal sales	$753.9	$775.0	$897.2	$810.3	$828.0	$868.6	$796.1	$902.8
Net earnings (loss) attributable to common shareholders	$(104.4)	$2.4	$106.1	$217.6	$60.1	$33.1	$134.6	$(116.5)
Basic earnings (loss) per share attributable to common shareholders	$(0.08)	$0.00	$0.09	$0.17	$0.05	$0.03	$0.11	$(0.09)
Diluted earnings (loss) per share attributable to common shareholders	$(0.08)	$0.00	$0.08	$0.17	$0.05	$0.03	$0.11	$(0.09)
Net cash flow provided from operating activities	$127.2	$184.5	$293.5	$366.4	$197.7	$179.7	$207.8	$302.6

The Company's results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in the gold equivalent ounces sold. Fluctuations in the silver price have also affected results.

In the third quarter of 2018, revenue decreased to $753.9 million on total gold equivalent ounces sold of 623,854 compared to $828.0 million on total gold equivalent ounces sold of 645,235 in the third quarter of 2017. The average gold price realized in the third quarter of 2018 was $1,209 per ounce compared to $1,283 per ounce in the same period in 2017.

Production cost of sales increased by 13% in the third quarter of 2018 compared to the same period in 2017, primarily due an increase in gold equivalent ounces sold at Paracatu and Maricunga, and an increase in operating waste mined and fuel costs at Tasiast. The increases were partially offset by a reduction of costs associated with the completion of mining activities at Kettle River-Buckhorn during the second quarter of 2017.

Fluctuations in foreign exchange rates have also affected results.
Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves and impairment charges and reversals during each of these years affected depreciation, depletion and amortization for quarters in the subsequent year.

On February 14, 2018, Kinross Brasil Mineração, a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA for $253.7 million (R$835.0 million). The two plants are expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. On July 31, 2018, the Company completed the transaction. The Company funded the transaction with cash while continuing to consider future debt financing to fund the initial capital used for the acquisition.

On March 28, 2017, the Company announced that it entered into an agreement with Goldcorp to sell its 25% interest in the Cerro Casale project and 100% interest in the Quebrada Seca exploration project in Chile. In connection with the sale, the Company recognized a reversal of previously recorded impairment charges of $97.0 million during the three months ended March 31, 2017. On June 9, 2017, the Company completed the sale for gross cash proceeds of $260.0 million (which included $20.0 million for Quebrada Seca) and recognized a gain on disposition of $12.7 million during the three months ended September 30, 2017.

On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory. On June 14, 2017, the Company completed the sale and recognized a loss on disposition of $1.7 million for the three months ended September 30, 2017.

On September 18, 2017, the Company entered into an agreement with Integra Resources Corp. to sell its 100% interest in the DeLamar reclamation property. On November 3, 2017, the Company completed the sale and recognized a gain of $44.2 million.

In the fourth quarter of 2017, the Company recorded a net, after-tax, impairment reversal of $62.1 million related to impairment reversals at its Tasiast and Fort Knox cash generating units ("CGUs"), offset by an impairment charge at its Paracatu CGU.

Net operating cash flows decreased to $127.2 million in the third quarter of 2018, compared to $197.7 million in the same period in 2017, primarily due to a decrease in operating earnings.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended September 30, 2018, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross' disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company's internal control over financial reporting during the quarter ended September 30, 2018, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

Kinross' management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company's interim financial statements are consistent with those applied and disclosed in Note 5 of the Company's annual audited consolidated financial statements for the year ended December 31, 2017, except for new significant judgements and key sources of estimation uncertainty related to the adoption of IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial Instruments" as of January 1, 2018 and disclosed in Note 4 to the interim financial statements.

Accounting Changes

The accounting policies applied in the preparation of the Company's interim financial statements are consistent with those used in the Company's annual audited consolidated financial statements for the year ended December 31, 2017 except as noted in Note 4 to the interim financial statements which includes the adoption of IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial Instruments" as of January 1, 2018.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the IASB are disclosed in Note 3 of the interim financial statements.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors are similar across the mining industry while others are specific to Kinross.  For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2017 and for additional information please refer to the Annual Information Form for the year ended December 31, 2017, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.
Adjusted Net Earnings (Loss) Attributable to Common Shareholders and Adjusted Net Earnings (Loss) per Share

Adjusted net earnings (loss) attributable to common shareholders and adjusted net earnings (loss) per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company's underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings (loss) and adjusted net earnings (loss) per share measures are not necessarily indicative of net earnings (loss) and earnings (loss) per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings (loss) for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except per share amounts)	2018	2017	2018	2017
Net earnings (loss) attributable to common shareholders - as reported	$(104.4)	$60.1	$4.1	$227.8
Adjusting items:
Foreign exchange (gains) losses	2.7	2.7	(1.2)	5.1
Gain (loss) on disposition of associate and interests and other assets - net	0.8	(0.2)	0.9	(9.8)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	25.4	(12.1)	53.7	(10.9)
Brazil power plant acquisition related costs	3.4	-	3.4	-
Impairment reversal(a)	-	-	-	(97.0)
Taxes in respect of prior periods	3.6	9.9	23.6	39.0
Mine curtailment and suspension related costs	-	15.1	-	15.1
Reclamation and remediation expense	-	11.9	4.5	11.9
Tasiast Phase One commissioning costs	-	-	6.4	-
Fort Knox pit wall slide related costs	21.4	-	21.4	-
Chile weather event related costs	-	1.7	-	3.3
Insurance recoveries	-	-	-	(17.5)
Other(b)	-	-	0.9	1.2
Tax effect of the above adjustments	(1.3)	(5.0)	(3.1)	(5.8)
	56.0	24.0	110.5	(65.4)
Adjusted net earnings (loss) attributable to common shareholders	$(48.4)	$84.1	$114.6	$162.4
Weighted average number of common shares outstanding - Basic	1,250.2	1,247.0	1,249.2	1,246.5
Adjusted net earnings (loss) per share	$(0.04)	$0.07	$0.09	$0.13

(a)	During the nine months ended September 30, 2017, the Company recognized a reversal of impairment charges related to the disposal of its 25% interest in Cerro Casale.
(b)	"Other" includes non-hedge derivatives losses (gains).

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company's regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2018	2017	2018	2017
Net cash flow provided from operating activities - as reported	$127.2	$197.7	$605.2	$585.2
Adjusting items:
Working capital changes:
Accounts receivable and other assets	74.0	76.5	118.1	33.4
Inventories	(15.9)	60.7	(14.1)	65.8
Accounts payable and other liabilities, including taxes	(42.1)	(14.1)	29.2	118.1
	16.0	123.1	133.2	217.3
Adjusted operating cash flow	$143.2	$320.8	$738.4	$802.5

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and production cost of sales per equivalent ounce)	2018	2017	2018	2017
Production cost of sales - as reported	$484.6	$427.5	$1,384.1	$1,342.9
Less: portion attributable to Chirano non-controlling interest	(4.1)	(4.8)	(13.3)	(15.7)
Attributable production cost of sales	$480.5	$422.7	$1,370.8	$1,327.2
Gold equivalent ounces sold	623,854	645,235	1,891,811	1,987,113
Less: portion attributable to Chirano non-controlling interest	(5,391)	(6,576)	(17,575)	(18,924)
Attributable gold equivalent ounces sold	618,463	638,659	1,874,236	1,968,189
Consolidated production cost of sales per equivalent ounce sold	$777	$663	$732	$676
Attributable production cost of sales per equivalent ounce sold	$777	$662	$731	$674

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company's non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross' production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:
	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and production cost of sales per ounce)	2018	2017	2018	2017
Production cost of sales - as reported	$484.6	$427.5	$1,384.1	$1,342.9
Less: portion attributable to Chirano non-controlling interest	(4.1)	(4.8)	(13.3)	(15.7)
Less: attributable silver revenues	(15.7)	(21.8)	(51.2)	(67.0)
Attributable production cost of sales net of silver by-product revenue	$464.8	$400.9	$1,319.6	$1,260.2
Gold ounces sold	610,630	628,280	1,851,687	1,933,711
Less: portion attributable to Chirano non-controlling interest	(5,386)	(6,560)	(17,548)	(18,884)
Attributable gold ounces sold	605,244	621,720	1,834,139	1,914,827
Attributable production cost of sales per ounce sold on a by-product basis	$768	$645	$719	$658

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council ("WGC") published its guidelines for reporting all-in sustaining costs and all-in costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and costs per ounce)	2018	2017	2018	2017
Production cost of sales - as reported	$484.6	$427.5	$1,384.1	$1,342.9
Less: portion attributable to Chirano non-controlling interest (a)	(4.1)	(4.8)	(13.3)	(15.7)
Less: attributable (b) silver revenues (c)	(15.7)	(21.8)	(51.2)	(67.0)
Attributable (b) production cost of sales net of silver by-product revenue	$464.8	$400.9	$1,319.6	$1,260.2
Adjusting items on an attributable (b) basis:
General and administrative (d)	34.2	31.6	100.2	98.8
Other operating expense - sustaining (e)	10.0	15.6	26.4	35.7
Reclamation and remediation - sustaining (f)	11.8	23.7	40.6	65.9
Exploration and business development - sustaining (g)	15.0	13.6	40.9	38.5
Additions to property, plant and equipment - sustaining (h)	97.1	91.2	232.8	270.3
All-in Sustaining Cost on a by-product basis - attributable (b)	$632.9	$576.6	$1,760.5	$1,769.4
Other operating expense - non-sustaining (e)	11.8	24.7	33.4	44.2
Reclamation and remediation - non-sustaining (f)	2.9	1.5	5.6	4.6
Exploration - non-sustaining (g)	17.3	12.3	35.5	33.0
Additions to property, plant and equipment - non-sustaining (h)	158.2	102.7	495.0	288.4
All-in Cost on a by-product basis - attributable (b)	$823.1	$717.8	$2,330.0	$2,139.6
Gold ounces sold	610,630	628,280	1,851,687	1,933,711
Less: portion attributable to Chirano non-controlling interest (i)	(5,386)	(6,560)	(17,548)	(18,884)
Attributable (b) gold ounces sold	605,244	621,720	1,834,139	1,914,827
Attributable (b) all-in sustaining cost per ounce sold on a by-product basis	$1,046	$927	$960	$924
Attributable (b) all-in cost per ounce sold on a by-product basis	$1,360	$1,155	$1,270	$1,117

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company's production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and costs per equivalent ounce)	2018	2017	2018	2017
Production cost of sales - as reported	$484.6	$427.5	$1,384.1	$1,342.9
Less: portion attributable to Chirano non-controlling interest (a)	(4.1)	(4.8)	(13.3)	(15.7)
Attributable (b) production cost of sales	$480.5	$422.7	$1,370.8	$1,327.2
Adjusting items on an attributable (b) basis:
General and administrative (d)	34.2	31.6	100.2	98.8
Other operating expense - sustaining (e)	10.0	15.6	26.4	35.7
Reclamation and remediation - sustaining (f)	11.8	23.7	40.6	65.9
Exploration and business development - sustaining (g)	15.0	13.6	40.9	38.5
Additions to property, plant and equipment - sustaining (h)	97.1	91.2	232.8	270.3
All-in Sustaining Cost - attributable (b)	$648.6	$598.4	$1,811.7	$1,836.4
Other operating expense - non-sustaining (e)	11.8	24.7	33.4	44.2
Reclamation and remediation - non-sustaining (f)	2.9	1.5	5.6	4.6
Exploration - non-sustaining (g)	17.3	12.3	35.5	33.0
Additions to property, plant and equipment - non-sustaining (h)	158.2	102.7	495.0	288.4
All-in Cost - attributable (b)	$838.8	$739.6	$2,381.2	$2,206.6
Gold equivalent ounces sold	623,854	645,235	1,891,811	1,987,113
Less: portion attributable to Chirano non-controlling interest (i)	(5,391)	(6,576)	(17,575)	(18,924)
Attributable (b) gold equivalent ounces sold	618,463	638,659	1,874,236	1,968,189
Attributable (b) all-in sustaining cost per equivalent ounce sold	$1,049	$937	$967	$933
Attributable (b) all-in cost per equivalent ounce sold	$1,356	$1,158	$1,270	$1,121

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

(a)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b)	"Attributable" includes Kinross' share of Chirano (90%) production.
(c)
"Attributable silver revenues" represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d)
"General and administrative" expenses is as reported on the consolidated statement of operations. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e)
"Other operating expense – sustaining" is calculated as "Other operating expense" as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f)
"Reclamation and remediation - sustaining" is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g)
"Exploration and business development – sustaining" is calculated as "Exploration and business development" expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(h)
"Additions to property, plant and equipment – sustaining" represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and nine months ended September 30, 2018, primarily relate to projects at Tasiast, Round Mountain, and Bald Mountain.

(i)	"Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(j)
"Average realized gold price" is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ''forward-looking information'' or ''forward-looking statements'' within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ''safe harbor'' under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include): "Project Updates and New Developments" and "Outlook" and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company's development projects; and continuous improvement initiatives,  as well as references to other possible events, the future price of gold and silver,  the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, permit applications and conversions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words "advance", "anticipate", "assumption", "believe", "estimates", ''expects'', "forecast", "focus", "forward", "guidance", "initiative", "measures", "on budget", "on schedule", "outlook", "plan", "potential", "progress", "project", "projection", "promising", or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management's Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company  whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company's expectations) or otherwise; (2) permitting, development, operations and production from the Company's operations and development projects being consistent with Kinross' current expectations including, without limitation, the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase One and Phase Two expansions or any such alternate expansion that the Company decides to pursue and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment; commissioning and operation of the SAG mill at Tasiast; exploration license conversions at Tasiast; and land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited amendments to the VAT) and the potential implementation of a new tax code in Mauritania, and satisfactory resolution of the discussions with the Mauritanian government regarding the Company's activities in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, the European Union's General Data Protection Regulation and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross' current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross' current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company's mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu), and the Company's internal models; (10) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross' expectations and without amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross' current expectations; (14) access to capital markets, including but not limited to maintaining a debt rating consistent with the Company's current expectations; and (15) that Kinross will integrate the Brazilian power plants, and that they will operate in a manner consistent with our current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company's business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ''Risk Factors'' section of our most recently filed Annual Information Form and the "Risk Analysis" section of our full year 2017 and third-quarter 2018 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities
Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.
A 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce1.
Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $12 impact on Russian production cost of sales per ounce.
Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $32 impact on Brazilian production cost of sales per ounce.
A $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on production cost of sales per ounce.
A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Other information
Where we say ''we'', ''us'', ''our'', the ''Company'', or ''Kinross'' in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		September 30,	December 31,
		2018	2017

Assets
Current assets
Cash and cash equivalents	Note 6	$470.1	$1,025.8
Restricted cash	Note 6	12.5	12.1
Accounts receivable and other assets	Note 6	191.3	91.3
Current income tax recoverable		35.7	43.9
Inventories	Note 6	1,047.7	1,094.3
Unrealized fair value of derivative assets	Note 7	17.3	17.0
		1,774.6	2,284.4
Non-current assets
Property, plant and equipment	Note 6	5,385.5	4,887.2
Goodwill		162.7	162.7
Long-term investments	Note 6	154.8	188.0
Investments in joint ventures		24.3	23.7
Unrealized fair value of derivative assets	Note 7	8.4	3.9
Other long-term assets	Note 6	628.9	574.0
Deferred tax assets		30.0	33.3
Total assets		$8,169.2	$8,157.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 6	$456.2	$482.6
Current income tax payable		27.3	35.1
Current portion of provisions	Note 9	36.3	66.5
Current portion of unrealized fair value of derivative liabilities	Note 7	28.0	1.1
Deferred payment obligation	Note 5i	30.0	-
		577.8	585.3
Non-current liabilities
Long-term debt	Note 8	1,734.4	1,732.6
Provisions	Note 9	849.0	830.5
Unrealized fair value of derivative liabilities	Note 7	13.7	0.2
Other long-term liabilities		139.9	133.8
Deferred tax liabilities		277.0	255.6
Total liabilities		3,591.8	3,538.0

Equity
Common shareholders' equity
Common share capital	Note 10	$14,913.4	$14,902.5
Contributed surplus		236.4	240.7
Accumulated deficit		(10,520.3)	(10,580.7)
Accumulated other comprehensive income (loss)	Note 6	(73.6)	21.1
Total common shareholders' equity		4,555.9	4,583.6
Non-controlling interest		21.5	35.6
Total equity		4,577.4	4,619.2
Commitments and contingencies	Note 14
Subsequent events	Note 5, 14
Total liabilities and equity		$8,169.2	$8,157.2

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 10	1,250,228,821	1,247,003,940

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

KINROSS GOLD CORPORATION
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2018	2017	2018	2017

Revenue
Metal sales		$753.9	$828.0	$2,426.1	$2,492.7

Cost of sales
Production cost of sales		484.6	427.5	1,384.1	1,342.9
Depreciation, depletion and amortization		204.7	207.6	588.1	629.1
Total cost of sales		689.3	635.1	1,972.2	1,972.0
Gross profit		64.6	192.9	453.9	520.7
Other operating expense		46.7	55.1	101.5	116.3
Exploration and business development		32.5	26.1	76.8	72.0
General and administrative		34.2	31.6	100.2	98.8
Operating earnings (loss)		(48.8)	80.1	175.4	233.6
Other income (expense) - net	Note 6	(2.6)	(1.2)	5.1	123.5
Equity in losses of joint ventures and associate		(0.2)	(0.1)	(0.4)	(1.0)
Finance income		2.5	3.3	9.1	9.4
Finance expense	Note 6	(22.1)	(32.3)	(73.7)	(89.3)
Earnings (loss) before tax		(71.2)	49.8	115.5	276.2
Income tax recovery (expense) - net		(34.1)	10.3	(112.5)	(50.6)
Net earnings (loss)		$(105.3)	$60.1	$3.0	$225.6
Net earnings (loss) attributable to:
Non-controlling interest		$(0.9)	$-	$(1.1)	$(2.2)
Common shareholders		$(104.4)	$60.1	$4.1	$227.8

Earnings (loss) per share attributable to common shareholders
Basic		$(0.08)	$0.05	$0.00	$0.18
Diluted		$(0.08)	$0.05	$0.00	$0.18

Weighted average number of common shares outstanding (millions)	Note 12
Basic		1,250.2	1,247.0	1,249.2	1,246.5
Diluted		1,250.2	1,257.1	1,258.7	1,256.5

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

KINROSS GOLD CORPORATION
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited expressed in millions of United States dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2018	2017	2018	2017

Net earnings (loss)		$(105.3)	$60.1	$3.0	$225.6

Other comprehensive income (loss), net of tax:	Note 6
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value (a)		18.0	(14.0)	(20.6)	2.3
Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)		5.9	9.3	(29.3)	6.0
Cash flow hedges - reclassified to profit or loss (c)		(0.5)	(3.6)	(8.0)	(9.0)
		23.4	(8.3)	(57.9)	(0.7)
Total comprehensive income (loss)		$(81.9)	$51.8	$(54.9)	$224.9

Attributable to non-controlling interest		$(0.9)	$-	$(1.1)	$(2.2)
Attributable to common shareholders		$(81.0)	$51.8	$(53.8)	$227.1

(a)	Net of tax expense (recovery) of $nil, 3 months; $(0.3) million, 9 months (2017 - $(0.7) million, 3 months; $nil, 9 months).
(b)	Net of tax expense (recovery) of $2.0 million, 3 months; $(17.9) million, 9 months (2017 - $3.7 million, 3 months; $3.3 million, 9 months).
(c)	Net of tax expense (recovery) of $0.3 million, 3 months; $(2.2) million, 9 months (2017 - $(1.7) million, 3 months; $(4.1) million, 9 months).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

KINROSS GOLD CORPORATION
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(105.3)	$60.1	$3.0	$225.6
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:
Depreciation, depletion and amortization	204.7	207.6	588.1	629.1
Gain on disposition of associate and other interests - net	-	-	-	(11.0)
Reversal of impairment charges	-	-	-	(97.0)
Equity in losses of joint ventures and associate	0.2	0.1	0.4	1.0
Share-based compensation expense	3.7	3.5	11.2	10.1
Finance expense	22.1	32.3	73.7	89.3
Deferred tax expense (recovery)	7.8	3.7	35.1	(13.5)
Foreign exchange losses (gains) and other	10.0	1.6	26.9	(45.0)
Reclamation expense	-	11.9	-	13.9
Changes in operating assets and liabilities:
Accounts receivable and other assets	(74.0)	(76.5)	(118.1)	(33.4)
Inventories	15.9	(60.7)	14.1	(65.8)
Accounts payable and accrued liabilities	65.0	46.1	49.0	28.3
Cash flow provided from operating activities	150.1	229.7	683.4	731.6
Income taxes paid	(22.9)	(32.0)	(78.2)	(146.4)
Net cash flow provided from operating activities	127.2	197.7	605.2	585.2
Investing:
Additions to property, plant and equipment	(276.4)	(204.7)	(770.4)	(584.3)
Acquisition	(253.7)	-	(288.8)	-
Net additions to long-term investments and other assets	(6.0)	(32.9)	(36.2)	(48.0)
Net proceeds from the sale of property, plant and equipment	0.8	1.5	4.8	6.3
Net proceeds from disposition of associate and other interests	-	-	-	267.5
Decrease (increase) in restricted cash	(0.3)	0.4	(0.4)	(0.7)
Interest received and other	1.5	1.9	6.5	5.2
Net cash flow used in investing activities	(534.1)	(233.8)	(1,084.5)	(354.0)
Financing:
Issuance of common shares on exercise of options	-	-	0.5	0.8
Net proceeds from issuance of debt	80.0	494.7	80.0	494.7
Repayment of debt	(80.0)	(500.0)	(80.0)	(500.0)
Interest paid	(27.8)	(28.4)	(57.8)	(62.9)
Dividend paid to non-controlling interest	(13.0)	-	(13.0)	-
Other	(1.8)	(1.1)	(1.9)	(1.6)
Net cash flow used in financing activities	(42.6)	(34.8)	(72.2)	(69.0)
Effect of exchange rate changes on cash and cash equivalents	0.9	1.7	(4.2)	2.9
Increase (decrease) in cash and cash equivalents	(448.6)	(69.2)	(555.7)	165.1
Cash and cash equivalents, beginning of period	918.7	1,061.3	1,025.8	827.0
Cash and cash equivalents, end of period	$470.1	$992.1	$470.1	$992.1

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

KINROSS GOLD CORPORATION
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
Common share capital		2018	2017	2018	2017
Balance at the beginning of the period		$14,913.4	$14,902.5	$14,902.5	$14,894.2
Transfer from contributed surplus on exercise of restricted shares		-	-	10.0	7.2
Options exercised, including cash		-	-	0.9	1.1
Balance at the end of the period		$14,913.4	$14,902.5	$14,913.4	$14,902.5

Contributed surplus
Balance at the beginning of the period		$232.8	$233.6	$240.7	$238.3
Share-based compensation		3.7	3.5	11.2	10.1
Transfer of fair value of exercised options and restricted shares		(0.1)	-	(15.5)	(11.3)
Balance at the end of the period		$236.4	$237.1	$236.4	$237.1

Accumulated deficit
Balance at the beginning of the period		$(10,415.9)	$(10,858.4)	$(10,580.7)	$(11,026.1)
Adjustment on initial application of IFRS 9	Note 4	-	-	56.3	-
Adjusted balance at the beginning of the period		$(10,415.9)	$(10,858.4)	$(10,524.4)	$(11,026.1)
Net earnings (loss) attributable to common shareholders		(104.4)	60.1	4.1	227.8
Balance at the end of the period		$(10,520.3)	$(10,798.3)	$(10,520.3)	$(10,798.3)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period		$(116.5)	$46.7	$21.1	$39.1
Adjustment on initial application of IFRS 9	Note 4	-	-	(56.3)	-
Adjusted balance at the beginning of the period		$(116.5)	$46.7	$(35.2)	$39.1
Other comprehensive income (loss)		23.4	(8.3)	(57.9)	(0.7)
Losses on cash flow hedges transferred to cost of non-financial assets		19.5	-	19.5	-
Balance at the end of the period		$(73.6)	$38.4	$(73.6)	$38.4
Total accumulated deficit and accumulated other comprehensive income (loss)		$(10,593.9)	$(10,759.9)	$(10,593.9)	$(10,759.9)

Total common shareholders' equity		$4,555.9	$4,379.7	$4,555.9	$4,379.7

Non-controlling interest
Balance at the beginning of the period		$35.4	$36.6	$35.6	$38.8
Net loss attributable to non-controlling interest		(0.9)	-	(1.1)	(2.2)
Dividends paid to non-controlling interest		(13.0)	-	(13.0)	-
Balance at the end of the period		$21.5	$36.6	$21.5	$36.6

Total equity		$4,577.4	$4,416.3	$4,577.4	$4,416.3

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, Chile, Ghana, Mauritania and Canada. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended September 30, 2018 were authorized for issue in accordance with a resolution of the board of directors on November 7, 2018.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with IAS 34 "Interim Financial Reporting" ("IAS 34"). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2017, except for the adoption of IFRS 15 "Revenue from Contracts with Customers" ("IFRS 15") and IFRS 9 "Financial Instruments" ("IFRS 9") as of January 1, 2018. The changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2018.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended December 31, 2017 prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB").

3.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS AND RECENT ACCOUNTING PRONOUNCEMENTS

Significant Judgments, Accounting Estimates and Assumptions

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company's accounting policies. The areas involving significant judgements, estimates and assumptions have been set out in and are consistent with Note 5 of the Company's annual audited consolidated financial statements for the year ended December 31, 2017, except for new significant judgements and key sources of estimation uncertainty related to the application of IFRS 15 and IFRS 9, which are described in Note 4.

Recent Accounting Pronouncements

Leases

In January 2016, the IASB issued IFRS 16 "Leases" ("IFRS 16"), which replaces IAS 17 "Leases". The standard is effective for annual periods beginning on or after January 1, 2019, and permits early adoption.

IFRS 16 requires lessees to recognize assets and liabilities for most leases on its balance sheet, as well as corresponding depreciation and interest expense. The Company will adopt IFRS 16 for the annual period beginning January 1, 2019 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application (January 1, 2019), without restating the financial statements on a retrospective basis.

The Company expects IFRS 16 will result in the recognition of additional assets and liabilities on the balance sheet, and a corresponding increase in depreciation and interest expense. The Company also expects cash flow from operating activities to increase under IFRS 16 as lease payments for most leases will be recorded as financing outflows in the statement of cash flows. The extent of the impact of adopting the standard has not yet been determined.

The Company continues to review its existing leases under the requirements of IFRS 16, assess the impact of the new standard on its systems and processes, and evaluate the practical expedients and policy choices under the standard. The Company has also begun compiling the data and information required to complete the valuation of identified leases. The Company will report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements for the year ended December 31, 2018.

4.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The Company adopted the accounting standards below effective January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

On January 1, 2018, the Company adopted IFRS 15 using the modified retrospective approach. IFRS 15 replaces IAS 11 "Construction Contracts", IAS 18 "Revenue", IFRIC 13 "Customer Loyalty Programmes", IFRIC 15 "Agreements for the Construction of Real Estate", IFRIC 18 "Transfer of Assets from Customers" and SIC 31 "Revenue – Barter Transactions Involving Advertising Services." Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application (January 1, 2018), without restating the financial statements on a retrospective basis. Accordingly, the comparative information for prior periods have not been restated and the information presented for 2017 reflects the requirements of IAS 18, IAS 11, and the related interpretations.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control requires judgment.

The Company's metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. The Company has reviewed its contracts with customers using the five-step analysis required under IFRS 15. Transfer of control generally occurs when the goods have been accepted by the customer. Once the customer has accepted the goods, the significant risks and rewards of ownership have been transferred and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the goods. On transfer of control, revenue and related costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control.

The Company determined there were no material differences to the amount and timing of revenue recognized under IFRS 15 compared to IAS 18 as the transfer of control under IFRS 15 occurs at the same time the revenue recognition criteria under IAS 18 are satisfied. No adjustment to the Company's financial statements was therefore recognized on transition to IFRS 15.

The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see Note 13. All segments principally generate revenue from metal sales.

IFRS 9 Financial Instruments

On January 1, 2018, the Company adopted IFRS 9, which replaced IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39"), on a retrospective basis using certain available transitional provisions. In accordance with the transitional provisions, the comparative information for prior periods have not been restated and the information presented for 2017 reflects the requirements of IAS 39 rather than IFRS 9.

The following table summarizes the impact of transition to IFRS 9:

	As at December 31, 2017	IFRS 9 Adjustment	As at January 1, 2018
Accumulated other comprehensive income (loss)	$21.1	$(56.3)	$(35.2)
Accumulated deficit	$(10,580.7)	$56.3	$(10,524.4)

6

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

The nature and effect of the changes to IFRS 9 are as follows:

i)	Financial instrument classification and measurement

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. The adoption of IFRS 9 did not have a significant effect on the Company's accounting policies related to financial liabilities and derivative financial instruments (for derivatives that are used as hedging instruments see (iii) below).

IFRS 9 provides a revised model for the classification and measurement of financial assets that eliminates the previous categories of financial assets under IAS 39 of "available-for-sale", "held-to-maturity", or "loans and receivables." Under IFRS 9, on initial recognition, a financial asset is classified as and measured at: amortized cost, fair value through profit and loss ("FVPL"), and FVOCI. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL:
•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, an irrevocable election is available to measure the investment at FVOCI whereby changes in the investment's fair value (realized and unrealized) will be recognized permanently in other comprehensive income (loss) with no reclassification to profit or loss. The election is available on an investment-by-investment basis.

All financial assets not classified as amortized cost or FVOCI are classified as and measured at FVPL. This includes all derivative assets. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Under IFRS 9, the Company has classified and measured its financial assets as described below.
•	Cash and cash equivalents, restricted cash and short-term investments are classified as and measured at amortized cost. Previously under IAS 39, these assets were classified as FVPL.
•
Trade receivables and certain other assets are classified as and measured at amortized cost. Previously under IAS 39, these assets were classified as loans and receivables and measured at amortized cost.

•
Long-term investments in equity securities, where the Company cannot exert significant influence, are designated as financial assets at FVOCI and are measured at fair value. Previously under IAS 39, the investments were classified as available-for-sale and measured at FVOCI. On transition to IFRS 9, the Company made the irrevocable election available under the standard to designate its long-term investments as FVOCI. As a result, on initial application of IFRS 9, an adjustment to opening retained earnings of $56.3 million was recognized with a corresponding adjustment to accumulated other comprehensive income (loss) ("AOCI").

•	Accounts payable and accrued liabilities and long-term debt are classified as and measured at amortized cost.
•	Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges, and are classified as FVPL.

The adoption of IFRS 9 did not result in a change in the carrying values of any of the Company's financial instruments on the transition date.

ii)	Impairment of financial assets

IFRS 9 replaced the 'incurred loss' model in IAS 39 with an 'expected credit loss' ("ECL") model. The new impairment model applies to financial assets at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39. The adoption of the ECL model under IFRS 9 did not have an impact on the carrying values of any of the Company's financial assets on the transition date.

iii)	Hedges

IFRS 9 introduces a reformed approach to hedge accounting. The new general hedge accounting model in IFRS 9 requires an entity to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy to apply a more qualitative and forward-looking approach to assessing hedge effectiveness. The Company has elected to adopt the new model.

All hedging relationships designated under IAS 39 at December 31, 2017 met the criteria for hedge accounting under IFRS 9 at January 1, 2018 and accordingly, were considered continuing hedging relationships at the date of transition.

The Company's derivative contracts that have been designated as cash flow hedges have been entered into to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Under IAS 39, for all cash flow hedges, the amounts accumulated in AOCI were reclassified to earnings in the same period the underlying hedged transaction affected earnings. Under IFRS 9, when a hedged forecast transaction results in the recognition of a non-financial asset, the amounts accumulated in AOCI are reclassified to the carrying amount of the non-financial asset. The adoption of IFRS 9 did not have a material impact on the Company's financial statements and therefore, an adjustment was not recognized on transition.

5.	ACQUISITIONS

i.	Acquisition of La Coipa Phase 7 mining concessions

On February 2, 2018, Compania Minera Mantos de Oro, a subsidiary of the Company, agreed to purchase the remaining 50% interest in the Phase 7 concessions surrounding Kinross' La Coipa mine that it did not already own from Salmones de Chile Alimentos S.A. On March 19, 2018, the Company completed the acquisition. The purchase price of $65.1 million was comprised of $65.0 million in cash, of which $35.0 million was paid on closing and the balance of $30.0 million is payable on or before January 31, 2019, and transaction costs of $0.1 million. The acquisition was accounted for as an asset acquisition, and the purchase price of $65.1 million was allocated to exploration and evaluation ("E&E") assets in development and operating properties within property, plant and equipment.
ii.	Acquisition of power plants in Brazil

On February 14, 2018, Kinross Brasil Mineração, a subsidiary of the Company, signed an agreement to acquire a 100% interest in two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA ("Gerdau") for $253.7 million (R$835.0 million). On July 31, 2018, the Company completed the transaction. The Company funded the transaction with cash. Transaction costs associated with the acquisition totaling $3.4 million were expensed and included within other operating expense.
The acquisition, which has been accounted for as a business combination as at July 31, 2018, is expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu.
The purchase price of $253.7 million has been allocated to property, plant and equipment on a preliminary basis based on initial estimates of fair value.
Final valuations of the identifiable net assets are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. The allocation of the purchase price is preliminary and therefore subject to adjustment over the period to the completion of the valuation process and analysis of resulting tax effects.
The pro forma consolidated net earnings for the nine months ended September 30, 2018 would have been $22.0 million had the acquisition of the power plants occurred at January 1, 2018. Certain adjustments have been reflected in the pro forma consolidated net earnings to illustrate the effects of purchase accounting where the impact could be reasonably estimated. The adjustments are as follows:
a)	To adjust production cost of sales based on the Company's usage of the acquired power plant assets as a source of power;
b)	To increase depreciation expense to reflect depreciation on the power plant assets acquired; and
c)	To record the tax effect of all the above listed adjustments.

The pro forma consolidated net earnings is not intended to be indicative of the result that would have actually occurred, or the result expected in future periods, had the events reflected herein occurred on the dates indicated. Any integration costs that may be incurred have been excluded from the pro forma consolidated net earnings, including transaction costs.
iii.	Acquisition of remaining 50% interest in Bald Mountain exploration joint venture

On completion of the acquisition of the Bald Mountain mine in 2016, KG Mining (Bald Mountain) Inc. ("KGBM"), a subsidiary of the Company, entered into a 50/50 exploration joint venture with Barrick Gold Corporation ("Barrick"). On October 2, 2018, KGBM signed and completed a transaction with Barrick to acquire the remaining 50% interest in the exploration joint venture that it did not already own for consideration including $15.5 million in cash and a 1.25% net smelter royalty. Transaction costs associated with the acquisition were $0.1 million.

7

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

6.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Cash and cash equivalents:

	September 30,	December 31,
	2018	2017
Cash on hand and balances with banks	$377.4	$600.8
Short-term deposits	92.7	425.0
	$470.1	$1,025.8

Restricted cash:

	September 30,	December 31,
	2018	2017
Restricted cash (a)	$12.5	$12.1

(a)  Restricted cash relates to loan escrow judicial deposits and environmental indemnities.

ii.	Accounts receivable and other assets:

	September 30,	December 31,
	2018	2017
Trade receivables	$4.6	$4.5
Prepaid expenses	31.3	19.8
VAT receivable	31.8	36.2
Deposits	95.9	11.1
Other	27.7	19.7
	$191.3	$91.3

iii.	Inventories:

	September 30,	December 31,
	2018	2017
Ore in stockpiles (a)	$288.2	$242.6
Ore on leach pads (b)	356.8	358.5
In-process	109.5	122.3
Finished metal	72.2	91.5
Materials and supplies	508.6	519.3
	1,335.3	1,334.2
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(287.6)	(239.9)
	$1,047.7	$1,094.3

(a)
Ore in stockpiles relates to the Company's operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next 12 months which is included in other long-term assets on the interim condensed consolidated balance sheet. See Note 6vi.

(b)
Ore on leach pads relates to the Company's Tasiast, Fort Knox, Round Mountain and Bald Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Tasiast in 2019, Bald Mountain in 2023, Round Mountain in 2024 and Fort Knox in 2027. Ore on leach pads includes material not scheduled for processing within the next 12 months which is included in other long-term assets on the interim condensed consolidated balance sheet. See Note 6vi.

8

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

iv.	Property, plant and equipment:

		Mineral Interests
	Land, plant and equipment	Development and operating properties (a)	Pre-development properties	Total
Cost
Balance at January 1, 2018	$8,374.7	$8,311.5	$15.5	$16,701.7
Additions	464.9	304.8	-	769.7
Acquisition (c)	253.7	65.1	-	318.8
Capitalized interest	18.5	11.7	-	30.2
Disposals	(64.5)	(39.9)	-	(104.4)
Other	(2.3)	3.8	(2.1)	(0.6)
Balance at September 30, 2018	9,045.0	8,657.0	13.4	17,715.4

Accumulated depreciation, depletion, amortization
Balance at January 1, 2018	$(5,308.4)	$(6,506.1)	$-	$(11,814.5)
Depreciation, depletion and amortization	(376.8)	(236.2)	-	(613.0)
Disposals	58.8	39.9	-	98.7
Other	8.7	(9.8)	-	(1.1)
Balance at September 30, 2018	(5,617.7)	(6,712.2)	-	(12,329.9)

Net book value	$3,427.3	$1,944.8	$13.4	$5,385.5

Amount included above as at September 30, 2018:
Assets under construction	$500.4	$255.1	$-	$755.5
Assets not being depreciated (b)	$711.3	$542.2	$13.4	$1,266.9

(a)	At September 30, 2018, the significant development and operating properties include Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano and Lobo-Marte.
(b)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

(c)
During the nine months ended September 30, 2018, the Company completed the acquisitions of the remaining 50% interest in the La Coipa Phase 7 mining concessions that it did not already own, and a 100% interest in two hydroelectric power plants in Brazil. See Notes 5i and 5ii.

9

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

		Mineral Interests
	Land, plant and equipment	Development and operating properties (a)	Pre-development properties	Total
Cost
Balance at January 1, 2017	$7,791.3	$7,970.2	$164.3	$15,925.8
Additions	626.9	298.5	-	925.4
Capitalized interest	13.8	11.3	-	25.1
Disposals	(44.5)	-	(133.2)	(177.7)
Other	(12.8)	31.5	(15.6)	3.1
Balance at December 31, 2017	8,374.7	8,311.5	15.5	16,701.7

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2017	$(5,076.4)	$(5,852.4)	$(79.4)	$(11,008.2)
Depreciation, depletion and amortization	(529.3)	(371.5)	-	(900.8)
Impairment, net of reversals (b)	260.9	(282.4)	-	(21.5)
Disposals	38.8	-	79.2	118.0
Other	(2.4)	0.2	0.2	(2.0)
Balance at December 31, 2017	(5,308.4)	(6,506.1)	-	(11,814.5)

Net book value	$3,066.3	$1,805.4	$15.5	$4,887.2

Amount included above as at December 31, 2017:
Assets under construction	$534.2	$116.4	$-	$650.6
Assets not being depreciated (c)	$723.3	$342.8	$15.5	$1,081.6

(a)	At December 31, 2017, the significant development and operating properties include Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano and Lobo-Marte.
(b)	At December 31, 2017, an impairment charge was recorded at Paracatu and impairment reversals were recorded at Fort Knox and Tasiast, entirely related to property, plant and equipment.
(c)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to capital expenditures at Tasiast, Round Mountain, Bald Mountain, Fort Knox and Paracatu and had an annualized weighted average borrowing rate of 5.6% for the nine months ended September 30, 2018 (nine months ended September 30, 2017 - 5.5%).

At September 30, 2018, $227.8 million of exploration and evaluation ("E&E") assets were included in mineral interests (December 31, 2017 - $164.4 million). Included in this amount is $65.1 million related to the acquisition of the remaining 50% interest in the La Coipa Phase 7 mining concessions that the Company did not already own. See Note 5i.

During the three and nine months ended September 30, 2018, $0.1 million and $0.2 million, respectively, of E&E costs (three and nine months ended September 30, 2017 - $0.4 million and $1.5 million, respectively) were capitalized and included in investing cash flows. During the three and nine months ended September 30, 2018, $5.7 million and $8.1 million of E&E costs, respectively (three and nine months ended September 30, 2017 - $2.8 million and $5.5 million, respectively), were expensed and included in operating cash flows.

10

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

v.	Long-term investments:

Unrealized gains and losses on investments classified at FVOCI are recorded in AOCI as follows:

	September 30, 2018		December 31, 2017
	Fair value	Gains (losses) in AOCI	Fair value	Gains (losses) in AOCI
Investments in an unrealized gain position	$77.7	$6.6	$125.1	$26.6
Investments in an unrealized loss position	77.1	(76.6)	62.9	(19.7)
	$154.8	$(70.0)	$188.0	$6.9

vi.	Other long-term assets:

	September 30,	December 31,
	2018	2017
Long-term portion of ore in stockpiles and ore on leach pads (a)	$287.6	$239.9
Deferred charges, net of amortization	9.7	8.9
Long-term receivables (b)	275.6	272.8
Advances for the purchase of capital equipment	13.2	6.4
Other	42.8	46.0
	$628.9	$574.0

(a)
Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next 12 months. At September 30, 2018, long-term ore in stockpiles was at the Company's Fort Knox, Kupol, Tasiast, Chirano and Paracatu mines, and long-term ore on leach pads was at the Company's Fort Knox, Round Mountain, and Tasiast mines.

(b)	Long-term receivables as at September 30, 2018 includes an estimated benefit of $124.4 million related to the enactment of U.S. Tax Reform legislation (December 31, 2017 - $124.4 million).

vii.	Accounts payable and accrued liabilities:

	September 30,	December 31,
	2018	2017
Trade payables	$96.3	$77.4
Accrued liabilities	252.2	274.2
Employee related accrued liabilities	107.7	131.0
	$456.2	$482.6

viii.	Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2016	$23.6	$15.5	$39.1
Other comprehensive loss before tax	(16.4)	(2.4)	(18.8)
Tax	(0.3)	1.1	0.8
Balance at December 31, 2017	$6.9	$14.2	$21.1
Adjustment on initial application of IFRS 9	(56.3)	-	(56.3)
Other comprehensive loss before tax	(20.9)	(57.4)	(78.3)
Tax	0.3	20.1	20.4
Losses on cash flow hedges transferred to cost of non-financial assets (a)	-	19.5	19.5
Balance at September 30, 2018	$(70.0)	$(3.6)	$(73.6)

(a)	Net of tax recovery of $10.0 million.

11

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

Interim Condensed Consolidated Statements of Operations

ix.	Other income (expense) – net:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017

Gain on disposition of associate and other interests - net (a)	$-	$-	$-	$11.0
Gain (loss) on disposition of other assets - net	(0.8)	0.2	(0.9)	(1.2)
Reversal of impairment charges (b)	-	-	-	97.0
Foreign exchange gains (losses)	(2.7)	(2.7)	1.2	(5.1)
Net non-hedge derivative gains (losses)	-	-	(0.9)	0.3
Other (c)	0.9	1.3	5.7	21.5
	$(2.6)	$(1.2)	$5.1	$123.5

(a) During the nine months ended September 30, 2017, the Company completed the sale of its interests in the Cerro Casale project and the Quebrada Seca exploration project in Chile and the White Gold exploration project in the Yukon Territory. In connection with the sale, the Company recognized a gain on disposition of its interests in Cerro Casale and Quebrada Seca of $12.7 million and a loss on disposition of its interest in White Gold of $1.7 million during nine months ended September 30, 2017.
(b) During the nine months ended September 30, 2017, the Company recognized a reversal of impairment charges related to the sale of its interest in Cerro Casale.
(c) Other income of $21.5 million recognized during the nine months ended September 30, 2017 includes the receipt of insurance recoveries of $17.5 million.

x.	Finance expense:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Accretion on reclamation and remediation obligations	$(7.3)	$(7.9)	$(21.8)	$(23.6)
Interest expense, including accretion on debt (a)	(14.8)	(24.4)	(51.9)	(65.7)
	$(22.1)	$(32.3)	$(73.7)	$(89.3)

(a) During the three and nine months ended September 30, 2018, $12.2 million and $30.2 million, respectively (three and nine months ended September 30, 2017 - $5.9 million and $16.0 million, respectively) of interest was capitalized to property, plant and equipment. See Note 6iv.

Total interest paid, including interest capitalized, during the three and nine months ended September 30, 2018 was $47.9 million and $96.0 million, respectively (three and nine months ended September 30, 2017 - $37.6 million and $80.9 million, respectively).

12

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

7.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement:
Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.
Assets (liabilities) measured at fair value on a recurring basis as at September 30, 2018 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$154.8	$-	$-	$154.8
Derivative contracts:
Foreign currency forward and collar contracts	-	(35.0)	-	(35.0)
Energy swap contracts	-	25.2	-	25.2
Total return swap contracts	-	(6.2)	-	(6.2)
	$154.8	$(16.0)	$-	$138.8

The valuation techniques that are used to measure assets and liabilities at fair value on a recurring basis are as follows:
Equity investments at FVOCI:
Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy.
Derivative contracts:
The Company's derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

13

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

The following table summarizes information about derivative contracts outstanding at September 30, 2018 and December 31, 2017:

	September 30, 2018		December 31, 2017
	Asset / (Liability)	AOCI	Asset / (Liability)	AOCI
	Fair Value		Fair Value
Currency contracts
Foreign currency forward and collar contracts (a)	$(35.0)	$(42.1)	$6.1	$4.4

Commodity contracts
Energy swap contracts (b)	25.2	19.0	12.9	9.8

Other contracts
Total return swap contracts	(6.2)	-	0.6	-

Total all contracts	$(16.0)	$(23.1)	$19.6	$14.2

Unrealized fair value of derivative assets
Current	$17.3		$17.0
Non-current	8.4		3.9
	$25.7		$20.9
Unrealized fair value of derivative liabilities
Current	(28.0)		(1.1)
Non-current	(13.7)		(0.2)
	$(41.7)		$(1.3)
Total net fair value	$(16.0)		$19.6

(a) Of the total amount recorded in AOCI at September 30, 2018, $(13.2) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
(b) Of the total amount recorded in AOCI at September 30, 2018, $12.6 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(b)	Fair value of financial assets and liabilities not measured and recognized at fair value:
Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 8.

14

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

8.	LONG-TERM DEBT AND CREDIT FACILITIES

			September 30, 2018				December 31, 2017
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value (b)	Carrying Amount (a)	Fair Value (b)

Senior notes	(ii)	4.50%-6.875%	$1,746.2	$(11.8)	$1,734.4	$1,723.5	$1,732.6	$1,848.4
Long-term debt			$1,746.2	$(11.8)	$1,734.4	$1,723.5	$1,732.6	$1,848.4

(a)  Includes transaction costs on debt financings.
(b)  The fair value of debt is primarily determined using quoted market determined variables. See Note 7(b).

(i)	Corporate revolving credit and term loan facilities

As at September 30, 2018, the Company had utilized $18.3 million (December 31, 2017 - $21.0 million) of its $1,500.0 million revolving credit facility. The amount utilized was entirely for letters of credit. During the three months ended September 30, 2018, the Company drew and repaid in full $80.0 million in cash on the revolving credit facility.

Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin, which is dependent on the Company's credit rating. Based on the Company's credit rating at September 30, 2018, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan:
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

The revolving credit facility's credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at September 30, 2018.

On July 23, 2018, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2022 to August 10, 2023.

(ii)	Senior notes

The Company's $1,750.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041.

(iii)	Other

The maturity date for the Company's $300.0 million Letter of Credit guarantee facility with Export Development Canada ("EDC") was extended by two years to June 30, 2020, effective July 1, 2018. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. Fees related to letters of credit under this facility are 0.95%. As at September 30, 2018, $227.4 million (December 31, 2017 - $215.2 million) was utilized under this facility.

In addition, at September 30, 2018, the Company had $228.9 million (December 31, 2017 - $230.2 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks.

As at September 30, 2018, $264.4 million (December 31, 2017 - $254.7 million) of surety bonds were outstanding with respect to Kinross' operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

(iv)	Changes in liabilities arising from financing activities

		Nine months ended September 30, 2018
		Changes from financing cash flows				Other changes
	Balance as at January 1, 2018	Debt issued	Debt repayments	Interest paid	Other	Interest expense	Capitalized interest	Capitalized interest paid	Other cash changes	Other non-cash changes	Balance as at September 30, 2018
Long-term debt	$1,732.6	$80.0	$(80.0)	$-	$-	$-	$-	$-	$-	$1.8	$1,734.4
Accrued interest payable (a)	33.8	-	-	(57.8)	-	51.9	30.2	(38.2)	(7.5)	(2.9)	9.5
	$1,766.4	$80.0	$(80.0)	$(57.8)	$-	$51.9	$30.2	$(38.2)	$(7.5)	$(1.1)	$1,743.9

(a)	Included in Accounts Payable and Accrued Liabilities.

		Year ended December 31, 2017
		Changes from financing cash flows				Other changes
	Balance as at January 1, 2017	Debt issued	Debt repayments	Interest paid	Other	Interest expense	Capitalized interest	Capitalized interest paid	Other cash changes	Other non-cash changes	Balance as at December 31, 2017
Long-term debt	$1,733.2	$494.7	$(500.0)	$-	$-	$-	$-	$-	$-	$4.7	$1,732.6
Accrued interest payable (a)	23.4	-	-	(62.9)	-	86.5	25.1	(18.0)	(12.0)	(8.3)	33.8
	$1,756.6	$494.7	$(500.0)	$(62.9)	$-	$86.5	$25.1	$(18.0)	$(12.0)	$(3.6)	$1,766.4

(a)	Included in Accounts Payable and Accrued Liabilities.

15

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

9.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2018	$861.4	$35.6	$897.0
Additions	9.9	11.0	20.9
Reductions	-	(9.9)	(9.9)
Reclamation spending	(44.5)	-	(44.5)
Accretion	21.8	-	21.8
Balance at September 30, 2018	$848.6	$36.7	$885.3

Current portion	28.7	7.6	36.3
Non-current portion	819.9	29.1	849.0
	$848.6	$36.7	$885.3

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligations. The above table details the items that affect the reclamation and remediation obligations.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at September 30, 2018, letters of credit totaling $440.4 million (December 31, 2017 - $411.5 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at September 30, 2018, $264.4 million (December 31, 2017 - $254.7 million) of surety bonds were issued with respect to Kinross' operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

16

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

10.	COMMON SHARE CAPITAL
The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the nine months ended September 30, 2018 and year ended December 31, 2017 is as follows:

	Nine months ended September 30, 2018		Year ended December 31, 2017
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,247,004	$14,902.5	1,245,050	$14,894.2
Under share option and restricted share plans	3,225	10.9	1,954	8.3
Balance at end of period	1,250,229	$14,913.4	1,247,004	$14,902.5

Total common share capital		$14,913.4		$14,902.5

11.	SHARE-BASED PAYMENTS

i.	Share option plan

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2018:

	Nine months ended September 30, 2018
	Number of options (000's)	Weighted average exercise price (CDN$)
Outstanding at January 1, 2018	12,173	$6.52
Granted	1,950	4.95
Exercised	(301)	3.65
Forfeited	(209)	4.87
Expired	(1,240)	12.58
Outstanding at end of period	12,373	$5.76
Exercisable at end of period	8,861	$6.13

For the nine months ended September 30, 2018, the weighted average share price at the date of exercise was CDN$4.87.

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the nine months ended September 30, 2018:

Weighted average share price (CDN$)	$4.95
Expected dividend yield	0.0%
Expected volatility	47.5%
Risk-free interest rate	2.1%
Expected option life (in years)	4.5
Weighted average fair value per share option granted (CDN$)	$2.05

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company's shares.

ii.	Restricted share plan

(a)  Restricted share units ("RSUs")

The following table summarizes information about the RSUs outstanding at September 30, 2018:
	Nine months ended September 30, 2018
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2018	8,277	$4.63
Granted	4,031	4.93
Redeemed	(3,504)	4.40
Forfeited	(524)	4.85
Outstanding at end of period	8,280	$4.86

As at September 30, 2018, the Company had recognized a liability of $7.6 million (December 31, 2017 - $11.3 million) in respect of its cash-settled RSUs.

(b)  Restricted performance share units ("RPSUs")

The following table summarizes information about the RPSUs outstanding at September 30, 2018:
	Nine months ended September 30, 2018
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2018	4,886	$4.52
Granted	2,806	4.77
Redeemed	(2,523)	3.56
Forfeited	(141)	4.71
Outstanding at end of period	5,028	$5.14

iii.	Deferred share unit ("DSU") plan

During the nine months ended September 30, 2018, the Company granted 233,833 DSUs and the weighted average fair value per unit issued was CDN$4.39.

There were 1,852,181 DSUs outstanding, for which the Company had recognized a liability of $5.0 million, as at September 30, 2018 (December 31, 2017 - $7.0 million).

iv.	Employee share purchase plan ("SPP")

The compensation expense related to the employee SPP for the three and nine months ended September 30, 2018 was $0.5 million and $1.6 million, respectively (three and nine months ended September 30, 2017 - $0.5 million and $1.5 million, respectively).

17

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

12.	EARNINGS (LOSS) PER SHARE
Basic and diluted net earnings (loss) attributable to common shareholders of Kinross for the three and nine months ended September 30, 2018 was $(104.4) million and $4.1 million, respectively (three and nine months ended September 30, 2017 - $60.1 million and $227.8 million, respectively).

The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods:

(Number of common shares in thousands)	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Basic weighted average shares outstanding:	1,250,229	1,246,994	1,249,247	1,246,492
Weighted average shares dilution adjustments:
Stock options	-	1,250	1,074	1,125
Restricted shares	-	3,925	3,065	3,912
Restricted performance shares	-	4,919	5,313	4,924
Diluted weighted average shares outstanding	1,250,229	1,257,088	1,258,699	1,256,453

Weighted average shares dilution adjustments - exclusions: (a)
Stock options (b)	9,303	7,064	8,539	7,459
Restricted shares	3,002	-	-	-
Restricted performance shares	5,028	-	-	-

(a)
Dilutive stock options were determined using the Company's average share price for the period. For the three and nine months ended September 30, 2018, the average share price used was $3.24 and $3.66, respectively (three and nine months ended September 30, 2017 - $4.27 and $3.95, respectively).

(b)	These adjustments were excluded as they are anti-dilutive.

18

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

13.	SEGMENTED INFORMATION
Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments									Non-operating segments (a)
Three months ended September 30, 2018:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$62.6	116.6	110.0	152.2	36.8	149.7	-	60.9	65.1	-	$753.9
Cost of sales
Production cost of sales	53.0	69.0	53.4	97.6	22.4	81.3	-	66.2	41.7	-	484.6
Depreciation, depletion and amortization	26.0	12.7	29.3	42.2	1.1	32.0	-	29.1	30.8	1.5	204.7
Total cost of sales	79.0	81.7	82.7	139.8	23.5	113.3	-	95.3	72.5	1.5	689.3
Gross profit (loss)	$(16.4)	34.9	27.3	12.4	13.3	36.4	-	(34.4)	(7.4)	(1.5)	$64.6
Other operating expense	21.4	-	1.8	6.9	1.1	(0.2)	3.0	6.6	0.5	5.6	46.7
Exploration and business development	1.9	0.1	4.4	-	0.1	6.1	0.7	1.7	2.1	15.4	32.5
General and administrative	-	-	-	-	-	-	-	-	-	34.2	34.2
Operating earnings (loss)	$(39.7)	34.8	21.1	5.5	12.1	30.5	(3.7)	(42.7)	(10.0)	(56.7)	$(48.8)
Other income (expense) - net											(2.6)
Equity in losses of joint ventures											(0.2)
Finance income											2.5
Finance expense											(22.1)
Earnings (loss) before tax											$(71.2)

	Operating segments									Non-operating segments (a)
Three months ended September 30, 2017:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$129.5	154.8	86.7	67.8	18.1	182.7	22.3	80.7	85.4	-	$828.0
Cost of sales
Production cost of sales	64.8	75.7	46.7	53.0	8.1	74.8	10.3	46.1	48.0	-	427.5
Depreciation, depletion and amortization	20.5	34.9	24.6	30.6	1.7	41.4	0.1	16.7	34.8	2.3	207.6
Total cost of sales	85.3	110.6	71.3	83.6	9.8	116.2	10.4	62.8	82.8	2.3	635.1
Gross profit (loss)	$44.2	44.2	15.4	(15.8)	8.3	66.5	11.9	17.9	2.6	(2.3)	$192.9
Other operating expense	4.0	-	1.0	21.7	2.9	-	12.4	10.7	(2.6)	5.0	55.1
Exploration and business development	4.4	-	2.2	-	-	4.8	0.7	0.6	2.0	11.4	26.1
General and administrative	-	-	-	-	-	-	-	-	-	31.6	31.6
Operating earnings (loss)	$35.8	44.2	12.2	(37.5)	5.4	61.7	(1.2)	6.6	3.2	(50.3)	$80.1
Other income (expense) - net											(1.2)
Equity in losses of joint ventures and associate											(0.1)
Finance income											3.3
Finance expense											(32.3)
Earnings (loss) before tax											$49.8

	Operating segments									Non-operating segments (a)
Nine months ended September 30, 2018:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$263.1	371.7	320.1	475.9	89.6	474.5	1.1	204.4	225.7	-	$2,426.1
Cost of sales
Production cost of sales	165.3	207.6	127.2	313.9	49.6	219.5	-	167.8	133.2	-	1,384.1
Depreciation, depletion and amortization	87.8	41.4	77.3	107.2	3.4	103.4	-	67.0	95.5	5.1	588.1
Total cost of sales	253.1	249.0	204.5	421.1	53.0	322.9	-	234.8	228.7	5.1	1,972.2
Gross profit (loss)	$10.0	122.7	115.6	54.8	36.6	151.6	1.1	(30.4)	(3.0)	(5.1)	$453.9
Other operating expense	21.5	-	2.6	10.7	3.4	(0.4)	5.7	36.2	0.4	21.4	101.5
Exploration and business development	3.9	0.9	7.2	-	0.1	15.0	1.6	4.3	4.2	39.6	76.8
General and administrative	-	-	-	-	-	-	-	-	-	100.2	100.2
Operating earnings (loss)	$(15.4)	121.8	105.8	44.1	33.1	137.0	(6.2)	(70.9)	(7.6)	(166.3)	$175.4
Other income (expense) - net											5.1
Equity in losses of joint ventures											(0.4)
Finance income											9.1
Finance expense											(73.7)
Earnings (loss) before tax											$115.5

	Operating segments									Non-operating segments (a)
Nine months ended September 30, 2017:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$359.8	418.9	206.0	366.9	37.8	545.7	91.3	228.1	238.2	-	$2,492.7
Cost of sales
Production cost of sales	181.2	220.9	121.9	250.4	13.0	227.1	36.4	135.2	156.8	-	1,342.9
Depreciation, depletion and amortization	63.0	92.1	54.9	100.8	3.5	140.9	0.6	60.8	106.1	6.4	629.1
Total cost of sales	244.2	313.0	176.8	351.2	16.5	368.0	37.0	196.0	262.9	6.4	1,972.0
Gross profit (loss)	$115.6	105.9	29.2	15.7	21.3	177.7	54.3	32.1	(24.7)	(6.4)	$520.7
Other operating expense	7.0	-	1.1	22.4	6.9	(0.1)	12.5	51.7	(1.9)	16.7	116.3
Exploration and business development	7.5	2.6	5.0	-	-	12.3	2.6	3.0	4.8	34.2	72.0
General and administrative	-	-	-	-	-	-	-	-	-	98.8	98.8
Operating earnings (loss)	$101.1	103.3	23.1	(6.7)	14.4	165.5	39.2	(22.6)	(27.6)	(156.1)	$233.6
Other income (expense) - net											123.5
Equity in losses of joint ventures and associate											(1.0)
Finance income											9.4
Finance expense											(89.3)
Earnings (loss) before tax											$276.2

	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
September 30, 2018	$324.4	370.1	475.6	1,586.3	39.5	423.7	1.3	1,552.6	257.0	355.0	$5,385.5

Total assets at:
September 30, 2018	$561.3	528.3	655.6	1,831.5	127.3	1,167.1	3.4	1,936.1	359.5	999.1	$8,169.2

Capital expenditures for three months ended September 30, 2018 (c)	$33.5	47.6	44.4	25.0	-	21.9	-	89.6	7.2	0.4	$269.6

Capital expenditures for nine months ended September 30, 2018 (c)	$61.1	121.1	116.4	61.3	-	43.9	-	366.0	19.2	1.0	$790.0

	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
December 31, 2017	$354.1	286.2	422.2	1,383.1	39.5	474.7	1.3	1,296.0	332.6	297.5	$4,887.2

Total assets at:
December 31, 2017	$559.1	460.2	612.2	1,646.5	171.3	1,164.5	9.2	1,580.3	516.4	1,437.5	$8,157.2

Capital expenditures for three months ended September 30, 2017 (c)	$27.6	23.5	18.4	32.3	(0.1)	14.1	-	110.5	7.4	3.7	$237.4

Capital expenditures for nine months ended September 30, 2017 (c)	$80.7	40.7	49.8	85.4	0.1	34.6	-	294.2	35.0	14.7	$635.2

(a)	Non-operating segments include development properties.
(b)
Corporate and other includes corporate, Cerro Casale until its disposal on June 9, 2017, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold until its disposal on June 14, 2017).

(c)	Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the interim condensed consolidated statement of cash flows are presented on a cash basis.

19

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

14.	COMMITMENTS AND CONTINGENCIES
i.	Commitments

Operating leases
The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.
Purchase commitments
At September 30, 2018, the Company had future commitments of approximately $187.6 million for capital expenditures, which have not been accrued.

ii.	Contingencies

General
Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In late 2013, Compania Minera Maricunga ("CMM") was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine's water pumping wells. CMM paid the fine, as required, and sought governmental approval of remedial action plans aimed at addressing the degradation. CMM's remedial action plans were not fully approved and only a subset of CMM's planned activities were allowed to be implemented. In May 2015, the Chile environmental enforcement authority ("the SMA") issued a resolution alleging that CMM had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands known respectively as Valle Ancho and Barros Negros, and that the mine's continuing water use poses an imminent risk to those wetlands. In response, CMM submitted legal and technical defenses, expert reports and other materials challenging the SMA's allegations, and, complied with various information requests from the SMA. On March 18, 2016, the SMA issued a resolution against CMM in respect of the SMA's May 2015 allegations regarding the Valle Ancho wetland, located approximately 7 kilometres downgradient from CMM's groundwater wells supplying water to the operation, seeking to impose a sanction of an immediate complete curtailment of water use from the groundwater wells and related aquifer (the "sanction proceedings"). Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to "temporarily" curtail the pumping of water from the groundwater wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions by seeking reconsideration with the SMA and appealing to Chile's Environmental Tribunal, but its efforts were unsuccessful and, except for a short period of time in July 2016, the Company's operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the "Amended Sanction"). The terms of the Amended Sanction  effectively required CMM to cease operations and close the mine, with water use curtailed to levels far below those required for closure in compliance with the mine's government-approved plan. On July 9, 2016, CMM filed its appeal in the sanction proceedings. As part of its appeal, CMM submitted legal and technical arguments and reports by experts on wetland vegetation, analysis of long-term satellite imagery and groundwater hydrology criticizing the evidence relied upon by the SMA and concluding that current data does not support an assertion that CMM's pumping is negatively impacting water levels 7 kilometres downgradient at the Valle Ancho wetland. On August 30, 2016, CMM submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal of the Amended Sanction. On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request. On August 7, 2017, the Environmental Tribunal upheld the SMA's Amended Sanction and curtailment orders on procedural grounds.  No findings were made by the Tribunal on the evidence or on the disputed issue of whether CMM's pumping caused damage to area wetlands, as alleged by the SMA. On September 27, 2017, CMM appealed the matter to the Supreme Court of Chile, which accepted the appeal on December 14, 2017. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal's ruling on procedural grounds and dismissed CMM's appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel. Both lawsuits are based upon allegations that CMM's pumping from its Pantanillo area groundwater wells has caused damage to area wetlands. One action relates to the Pantanillo wetland, and is based upon the sanction imposed upon CMM in late 2013 (as described above). The other action relates to the Valle Ancho wetland, and is largely based upon the same factual assertions at issue in the SMA sanction proceedings. These lawsuits seek, among other things, to require CMM to cease pumping from the groundwater wells, finance various investigations and conduct restoration activities. On June 20, 2016, CMM filed its defenses in both actions. Evidentiary hearings and closing arguments took place in 2017 and a decision is pending. On October 31, 2018, CMM and the Chilean State Defense Counsel jointly requested a stay in both cases to allow ongoing settlement discussions to continue and, potentially, obviate the need for the Tribunal to resolve the matter.

On May 19, 2017, a release of diesel fuel occurred from a power generation area of the Rancho del Gallo Camp. The release occurred when a pipe valve attached to a fuel tank was opened by an unknown party, effectively draining the tank. CMM estimates that approximately 15,000 litres of diesel escaped containment affecting the surrounding soil and a nearby stream. After discovering the release, CMM commenced actions designed to contain the release, including mobilization of a third-party response team, and has addressed both localized and downstream impacts of the release. CMM notified the relevant authorities of the release, and has kept them informed of its response activities. Various agencies have reviewed, or are reviewing the situation and have requested information from CMM. The SMA has concluded that CMM took appropriate actions to address environmental harm and health risks. Further, the SEC (Superintendencia de Electridad y Combustibles), the agency that regulates fuel facilities and electrical power, has concluded an administrative action against CMM for regulatory non-compliances at the facility resulting in a fine equivalent to approximately $35,000. Other legal actions relating to the release could result in the imposition of fines or other sanctions against CMM or its employees.

Sunnyside litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District ("District") near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the "EPA") caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC's operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC's petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation ("the Order"). Failure to comply with the Order may subject SGC to penalties and damages, and SGC is undertaking to comply. In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act ("RCRA"), and the Clean Water Act ("CWA") and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney's fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys' fees. In the third quarter of 2017, the State of Utah filed a Complaint, which has been amended to name EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney's fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The Complaint seeks compensatory and consequential damages, interest, punitive damages, attorneys' fees and expenses. The New Mexico, Navajo, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico.

Income and other taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates.  These tax regimes are determined under general corporate tax laws of the country.  The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are complex and subject to interpretation.  Changes in tax law or changes in the way that tax law is interpreted may also impact the Company's effective tax rate as well as its business and operations.
Kinross' tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company's transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

20

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

15.	CONSOLIDATING FINANCIAL STATEMENTS
The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the "guarantor subsidiaries"): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining B.V., Red Back Mining (Ghana) Limited, White Ice Ventures Limited, KG Far East (Luxembourg) Sarl. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at September 30, 2018 and December 31, 2017 and the consolidating statements of operations, comprehensive income (loss) and cash flows for the nine months ended September 30, 2018 and 2017. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

21

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating balance sheet as at September 30, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$61.9	$76.3	$-	$138.2	$331.9	$-	$470.1
Restricted cash	-	6.0	-	6.0	6.5	-	12.5
Accounts receivable and other assets	12.9	40.5	-	53.4	137.9	-	191.3
Intercompany receivables	523.4	1,090.3	(244.8)	1,368.9	4,313.4	(5,682.3)	-
Current income tax recoverable	-	18.2	-	18.2	17.5	-	35.7
Inventories	5.1	520.5	-	525.6	522.1	-	1,047.7
Unrealized fair value of derivative assets	19.2	(10.5)	-	8.7	8.6	-	17.3
	622.5	1,741.3	(244.8)	2,119.0	5,337.9	(5,682.3)	$1,774.6
Non-current assets
Property, plant and equipment	28.3	2,791.3	-	2,819.6	2,565.9	-	5,385.5
Goodwill	-	158.8	-	158.8	3.9	-	162.7
Long-term investments	148.8	-	-	148.8	6.0	-	154.8
Investments in joint ventures	-	6.0	-	6.0	18.3	-	24.3
Intercompany investments	3,574.0	3,618.2	(6,118.7)	1,073.5	14,971.4	(16,044.9)	-
Unrealized fair value of derivative assets	11.7	(9.4)	-	2.3	6.1	-	8.4
Other long-term assets	12.1	158.7	-	170.8	458.1	-	628.9
Long-term intercompany receivables	3,222.6	2,767.6	(1,981.0)	4,009.2	3,571.8	(7,581.0)	-
Deferred tax assets	-	0.1	-	0.1	29.9	-	30.0
Total assets	$7,620.0	$11,232.6	$(8,344.5)	$10,508.1	$26,969.3	$(29,308.2)	$8,169.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$46.6	$193.9	$-	$240.5	$215.7	$-	$456.2
Intercompany payables	152.0	655.6	(244.8)	562.8	5,119.5	(5,682.3)	-
Current income tax payable	-	13.6	-	13.6	13.7	-	27.3
Current portion of provisions	-	2.4	-	2.4	33.9	-	36.3
Current portion of unrealized fair value of derivative liabilities	9.0	19.0	-	28.0	-	-	28.0
Deferred payment obligation	-	-	-	-	30.0	-	30.0
	207.6	884.5	(244.8)	847.3	5,412.8	(5,682.3)	577.8
Non-current liabilities
Long-term debt	1,734.4	-	-	1,734.4	-	-	1,734.4
Provisions	11.0	385.6	-	396.6	452.4	-	849.0
Unrealized fair value of derivative liabilities	0.7	13.0	-	13.7	-	-	13.7
Other long-term liabilities	-	50.4	-	50.4	89.5	-	139.9
Long-term intercompany payables	1,110.4	3,584.6	(1,981.0)	2,714.0	4,867.0	(7,581.0)	-
Deferred tax liabilities	-	195.8	-	195.8	81.2	-	277.0
Total liabilities	3,064.1	5,113.9	(2,225.8)	5,952.2	10,902.9	(13,263.3)	3,591.8

Equity
Common shareholders' equity
Common share capital	$14,913.4	$1,713.3	$(1,713.3)	$14,913.4	$19,418.8	$(19,418.8)	$14,913.4
Contributed surplus	236.4	3,389.2	(3,389.2)	236.4	6,399.9	(6,399.9)	236.4
Accumulated deficit	(10,520.3)	1,054.3	(1,054.3)	(10,520.3)	(9,729.3)	9,729.3	(10,520.3)
Accumulated other comprehensive income (loss)	(73.6)	(38.1)	38.1	(73.6)	(44.5)	44.5	(73.6)
Total common shareholders' equity	4,555.9	6,118.7	(6,118.7)	4,555.9	16,044.9	(16,044.9)	4,555.9
Non-controlling interest	-	-	-	-	21.5	-	21.5
Total equity	4,555.9	6,118.7	(6,118.7)	4,555.9	16,066.4	(16,044.9)	4,577.4

Total liabilities and equity	$7,620.0	$11,232.6	$(8,344.5)	$10,508.1	$26,969.3	$(29,308.2)	$8,169.2

22

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2017

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$267.6	$122.7	$-	$390.3	$635.5	$-	$1,025.8
Restricted cash	-	5.6	-	5.6	6.5	-	12.1
Accounts receivable and other assets	10.4	26.6	-	37.0	54.3	-	91.3
Intercompany receivables	518.6	1,297.9	(245.7)	1,570.8	4,256.8	(5,827.6)	-
Current income tax recoverable	-	17.1	-	17.1	26.8	-	43.9
Inventories	2.1	560.6	-	562.7	531.6	-	1,094.3
Unrealized fair value of derivative assets	23.0	(10.7)	-	12.3	4.7	-	17.0
	821.7	2,019.8	(245.7)	2,595.8	5,516.2	(5,827.6)	2,284.4
Non-current assets
Property, plant and equipment	27.6	2,478.9	-	2,506.5	2,380.7	-	4,887.2
Goodwill	-	158.8	-	158.8	3.9	-	162.7
Long-term investments	180.8	-	-	180.8	7.2	-	188.0
Investments in joint ventures	-	5.5	-	5.5	18.2	-	23.7
Intercompany investments	3,535.2	3,269.1	(6,202.6)	601.7	14,693.0	(15,294.7)	-
Unrealized fair value of derivative assets	14.8	(12.3)	-	2.5	1.4	-	3.9
Other long-term assets	11.7	133.2	-	144.9	429.1	-	574.0
Long-term intercompany receivables	3,206.4	2,414.3	(1,819.9)	3,800.8	3,171.3	(6,972.1)	-
Deferred tax assets	-	0.1	-	0.1	33.2	-	33.3
Total assets	$7,798.2	$10,467.4	$(8,268.2)	$9,997.4	$26,254.2	$(28,094.4)	$8,157.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$88.5	$218.0	$-	$306.5	$176.1	$-	$482.6
Intercompany payables	184.4	643.0	(245.7)	581.7	5,245.9	(5,827.6)	-
Current income tax payable	-	19.5	-	19.5	15.6	-	35.1
Current portion of provisions	-	13.5	-	13.5	53.0	-	66.5
Current portion of unrealized fair value of derivative liabilities	-	1.1	-	1.1	-	-	1.1
Deferred payment obligation	-	-	-	-	-	-	-
	272.9	895.1	(245.7)	922.3	5,490.6	(5,827.6)	585.3
Non-current liabilities
Long-term debt	1,732.6	-	-	1,732.6	-	-	1,732.6
Provisions	9.8	367.5	-	377.3	453.2	-	830.5
Unrealized fair value of derivative liabilities	-	0.2	-	0.2	-	-	0.2
Other long-term liabilities	-	67.4	-	67.4	66.4	-	133.8
Long-term intercompany payables	1,199.3	2,777.2	(1,819.9)	2,156.6	4,815.5	(6,972.1)	-
Deferred tax liabilities	-	157.4	-	157.4	98.2	-	255.6
Total liabilities	3,214.6	4,264.8	(2,065.6)	5,413.8	10,923.9	(12,799.7)	3,538.0

Equity
Common shareholders' equity
Common share capital	$14,902.5	$1,713.3	$(1,713.3)	$14,902.5	$18,702.5	$(18,702.5)	$14,902.5
Contributed surplus	240.7	3,464.9	(3,464.9)	240.7	6,271.9	(6,271.9)	240.7
Accumulated deficit	(10,580.7)	1,038.6	(1,038.6)	(10,580.7)	(9,660.3)	9,660.3	(10,580.7)
Accumulated other comprehensive income (loss)	21.1	(14.2)	14.2	21.1	(19.4)	19.4	21.1
Total common shareholders' equity	4,583.6	6,202.6	(6,202.6)	4,583.6	15,294.7	(15,294.7)	4,583.6
Non-controlling interest	-	-	-	-	35.6	-	35.6
Total equity	4,583.6	6,202.6	(6,202.6)	4,583.6	15,330.3	(15,294.7)	4,619.2

Total liabilities and equity	$7,798.2	$10,467.4	$(8,268.2)	$9,997.4	$26,254.2	$(28,094.4)	$8,157.2

23

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of operations for the nine months ended September 30, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$1,489.4	$1,401.5	$(1,370.6)	$1,520.3	$905.8	$-	$2,426.1

Cost of sales
Production cost of sales	1,457.8	811.3	(1,370.3)	898.8	485.3	-	1,384.1
Depreciation, depletion and amortization	3.1	314.2	(0.3)	317.0	271.1	-	588.1
Total cost of sales	1,460.9	1,125.5	(1,370.6)	1,215.8	756.4	-	1,972.2
Gross profit	28.5	276.0	-	304.5	149.4	-	453.9
Other operating expense	5.8	34.9	-	40.7	60.8	-	101.5
Exploration and business development	19.2	12.2	-	31.4	45.4	-	76.8
General and administrative	57.0	3.3	-	60.3	39.9	-	100.2
Operating earnings (loss)	(53.5)	225.6	-	172.1	3.3	-	175.4
Other income (expense) - net	9.3	(7.6)	-	1.7	355.4	(352.0)	5.1
Equity in earnings (losses) of joint ventures, associate, and intercompany investments	53.9	(28.9)	(130.7)	(105.7)	0.1	105.2	(0.4)
Finance income	44.6	42.9	(4.6)	82.9	56.0	(129.8)	9.1
Finance expense	(49.4)	(40.3)	4.6	(85.1)	(118.4)	129.8	(73.7)
Earnings (loss) before tax	4.9	191.7	(130.7)	65.9	296.4	(246.8)	115.5
Income tax recovery (expense) - net	(0.8)	(61.0)	-	(61.8)	(50.7)	-	(112.5)
Net earnings (loss)	$4.1	$130.7	$(130.7)	$4.1	$245.7	$(246.8)	$3.0
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(1.1)	$-	$(1.1)
Common shareholders	$4.1	$130.7	$(130.7)	$4.1	$246.8	$(246.8)	$4.1

24

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of operations for the nine months ended September 30, 2017

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$1,472.4	$1,327.7	$(1,319.6)	$1,480.5	$1,012.2	$-	$2,492.7

Cost of sales
Production cost of sales	1,453.1	772.2	(1,320.3)	905.0	437.9	-	1,342.9
Depreciation, depletion and amortization	3.6	310.1	0.7	314.4	314.7	-	629.1
Total cost of sales	1,456.7	1,082.3	(1,319.6)	1,219.4	752.6	-	1,972.0
Gross profit	15.7	245.4	-	261.1	259.6	-	520.7
Other operating expense	2.5	30.5	-	33.0	83.3	-	116.3
Exploration and business development	14.3	15.3	-	29.6	42.4	-	72.0
General and administrative	57.1	3.3	-	60.4	38.4	-	98.8
Operating earnings (loss)	(58.2)	196.3	-	138.1	95.5	-	233.6
Other income (expense) - net	24.4	(18.0)	-	6.4	358.3	(241.2)	123.5
Equity in earnings (losses) of joint ventures, associate, and intercompany investments	285.7	67.7	(247.0)	106.4	(0.5)	(106.9)	(1.0)
Finance income	37.8	16.8	(1.1)	53.5	56.9	(101.0)	9.4
Finance expense	(62.5)	(30.9)	1.1	(92.3)	(98.0)	101.0	(89.3)
Earnings (loss) before tax	227.2	231.9	(247.0)	212.1	412.2	(348.1)	276.2
Income tax recovery (expense) - net	0.6	15.1	-	15.7	(66.3)	-	(50.6)
Net earnings (loss)	$227.8	$247.0	$(247.0)	$227.8	$345.9	$(348.1)	$225.6
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(2.2)	$-	$(2.2)
Common shareholders	$227.8	$247.0	$(247.0)	$227.8	$348.1	$(348.1)	$227.8

25

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the nine months ended September 30, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated

Net earnings (loss)	$4.1	$130.7	$(130.7)	$4.1	$245.7	$(246.8)	$3.0

Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value (a)	(19.1)	-	-	(19.1)	(1.5)	-	(20.6)
Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)	2.4	(31.7)	-	(29.3)	-	-	(29.3)
Cash flow hedges - reclassified to profit or loss (c)	(5.0)	(3.0)	-	(8.0)	-	-	(8.0)
	(21.7)	(34.7)	-	(56.4)	(1.5)	-	(57.9)
Equity in other comprehensive income (loss) of intercompany investments	(36.2)	-	34.7	(1.5)	-	1.5	-
Total comprehensive income (loss)	$(53.8)	$96.0	$(96.0)	$(53.8)	$244.2	$(245.3)	$(54.9)

Attributable to non-controlling interest	$-	$-	$-	$-	$(1.1)	$-	$(1.1)
Attributable to common shareholders	$(53.8)	$96.0	$(96.0)	$(53.8)	$245.3	$(245.3)	$(53.8)

(a) Net of tax of	$-	$-	$-	$-	$(0.3)	$-	$(0.3)
(b) Net of tax of	$0.9	$(18.8)	$-	$(17.9)	$-	$-	$(17.9)
(c) Net of tax of	$(1.8)	$(0.4)	$-	$(2.2)	$-	$-	$(2.2)

26

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the nine months ended September 30, 2017

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated

Net earnings (loss)	$227.9	$246.9	$(246.9)	$227.9	$345.8	$(348.1)	$225.6

Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value (a)	0.8	-	-	0.8	1.5	-	2.3
Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)	3.3	2.7	-	6.0	-	-	6.0
Cash flow hedges - reclassified to profit or loss (c)	(1.5)	(7.5)	-	(9.0)	-	-	(9.0)
	2.6	(4.8)	-	(2.2)	1.5	-	(0.7)
Equity in other comprehensive income (loss) of intercompany investments	(3.3)	-	4.8	1.5	-	(1.5)	-
Total comprehensive income (loss)	$227.2	$242.1	$(242.1)	$227.2	$347.3	$(349.6)	$224.9

Attributable to non-controlling interest	$-	$-	$-	$-	$(2.2)	$-	$(2.2)
Attributable to common shareholders	$227.2	$242.1	$(242.1)	$227.2	$349.5	$(349.6)	$227.1

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$1.2	$2.1	$-	$3.3	$-	$-	$3.3
(c) Net of tax of	$(0.6)	$(3.5)	$-	$(4.1)	$-	$-	$(4.1)

27

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the nine months ended September 30, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$4.1	$130.7	$(130.7)	$4.1	$245.7	$(246.8)	$3.0
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	3.1	314.2	(0.3)	317.0	271.1	-	588.1
Loss (gain) on disposition of associate and other interests - net	-	-	-	-	-	-	-
Reversal of impairment charges	-	-	-	-	-	-	-
Equity in losses (earnings) of associate, joint ventures and intercompany investments	(53.9)	28.9	130.7	105.7	(0.1)	(105.2)	0.4
Share-based compensation expense	11.2	-	-	11.2	-	-	11.2
Finance expense	49.4	40.3	(4.6)	85.1	118.4	(129.8)	73.7
Deferred tax expense (recovery)	0.9	49.6	-	50.5	(15.4)	-	35.1
Foreign exchange losses (gains) and other	14.1	(14.4)	-	(0.3)	27.2	-	26.9
Reclamation expense	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Accounts receivable and other assets	(4.5)	(19.5)	-	(24.0)	(94.1)	-	(118.1)
Inventories	(3.0)	(0.9)	0.3	(3.6)	17.7	-	14.1
Accounts payable and accrued liabilities	(26.9)	(1.6)	-	(28.5)	77.5	-	49.0
Cash flow provided from (used in) operating activities	(5.5)	527.3	(4.6)	517.2	648.0	(481.8)	683.4
Income taxes paid	0.1	(26.6)	-	(26.5)	(51.7)	-	(78.2)
Net cash flow provided from (used in) operating activities	(5.4)	500.7	(4.6)	490.7	596.3	(481.8)	605.2
Investing:
Additions to property, plant and equipment	(3.9)	(351.5)	-	(355.4)	(415.0)	-	(770.4)
Acquisition	-	(253.7)	-	(253.7)	(35.1)	-	(288.8)
Net additions to long-term investments and other assets	13.0	(18.6)	-	(5.6)	(30.6)	-	(36.2)
Net proceeds from the sale of property, plant and equipment	-	0.4	-	0.4	4.4	-	4.8
Net proceeds from disposition of associate and other interests	-	-	-	-	-	-	-
Decrease (increase) in restricted cash	-	(0.4)	-	(0.4)	-	-	(0.4)
Interest received and other	1.9	1.3	-	3.2	3.3	-	6.5
Net cash flow provided from (used in) investing activities	11.0	(622.5)	-	(611.5)	(473.0)	-	(1,084.5)
Financing:
Issuance of common shares on exercise of options	0.5	-	-	0.5	-	-	0.5
Net proceeds from issuance of debt	80.0	-	-	80.0	-	-	80.0
Repayment of debt	(80.0)	-	-	(80.0)	-	-	(80.0)
Interest paid	(57.8)	-	-	(57.8)	-	-	(57.8)
Dividends received from (paid to) common shareholders and subsidiaries	0.1	0.4	-	0.5	(352.5)	352.0	-
Dividend paid to non-controlling interest	-	-	-	-	(13.0)	-	(13.0)
Intercompany advances	(152.7)	75.0	4.6	(73.1)	(56.7)	129.8	-
Other	(1.4)	-	-	(1.4)	(0.5)	-	(1.9)
Net cash flow provided from (used in) financing activities	(211.3)	75.4	4.6	(131.3)	(422.7)	481.8	(72.2)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	(4.2)	-	(4.2)
Increase (decrease) in cash and cash equivalents	(205.7)	(46.4)	-	(252.1)	(303.6)	-	(555.7)
Cash and cash equivalents, beginning of period	267.6	122.7	-	390.3	635.5	-	1,025.8
Cash and cash equivalents, end of period	$61.9	$76.3	$-	$138.2	$331.9	$-	$470.1

28

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the nine months ended September 30, 2017

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$227.8	$247.0	$(247.0)	$227.8	$345.9	$(348.1)	$225.6
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	3.6	310.1	0.7	314.4	314.7	-	629.1
Loss (gain) on disposition of associate and other interests - net	5.4	-	-	5.4	(16.4)	-	(11.0)
Reversal of impairment charges	-	-	-	-	(97.0)	-	(97.0)
Equity in losses (earnings) of associate, joint ventures and intercompany investments	(285.7)	(67.7)	247.0	(106.4)	0.5	106.9	1.0
Share-based compensation expense	10.1	-	-	10.1	-	-	10.1
Finance expense	62.5	30.9	(1.1)	92.3	98.0	(101.0)	89.3
Deferred tax expense (recovery)	(0.6)	20.4	-	19.8	(33.3)	-	(13.5)
Foreign exchange losses (gains) and other	(21.5)	3.9	-	(17.6)	(27.4)	-	(45.0)
Reclamation expense	-	-	-	-	13.9	-	13.9
Changes in operating assets and liabilities:
Accounts receivable and other assets	(1.5)	(36.0)	-	(37.5)	4.1	-	(33.4)
Inventories	4.2	(54.7)	(0.7)	(51.2)	(14.6)	-	(65.8)
Accounts payable and accrued liabilities	(11.5)	(11.8)	-	(23.3)	51.6	-	28.3
Cash flow provided from (used in) operating activities	(7.2)	442.1	(1.1)	433.8	640.0	(342.2)	731.6
Income taxes paid	-	(10.2)	-	(10.2)	(136.2)	-	(146.4)
Net cash flow provided from (used in) operating activities	(7.2)	431.9	(1.1)	423.6	503.8	(342.2)	585.2
Investing:
Additions to property, plant and equipment	(12.0)	(238.3)	-	(250.3)	(334.0)	-	(584.3)
Acquisition	-	-	-	-	-	-	-
Net additions to long-term investments and other assets	(29.9)	(22.7)	-	(52.6)	4.6	-	(48.0)
Net proceeds from the sale of property, plant and equipment	-	0.6	-	0.6	5.7	-	6.3
Net proceeds from disposition of associate and other interests	7.5	-	-	7.5	260.0	-	267.5
Decrease (increase) in restricted cash	-	(1.1)	-	(1.1)	0.4	-	(0.7)
Interest received and other	1.0	1.6	-	2.6	2.6	-	5.2
Net cash flow provided from (used in) investing activities	(33.4)	(259.9)	-	(293.3)	(60.7)	-	(354.0)
Financing:
Issuance of common shares on exercise of options	0.8	-	-	0.8	-	-	0.8
Proceeds from issuance of debt	494.7	-	-	494.7	-	-	494.7
Repayment of debt	(500.0)	-	-	(500.0)	-	-	(500.0)
Interest paid	(62.9)	-	-	(62.9)	-	-	(62.9)
Dividends received from (paid to) common shareholders and subsidiaries	-	-	-	-	(241.2)	241.2	-
Dividend paid to non-controlling interest	-	-	-	-	-	-	-
Intercompany advances	206.5	(207.0)	1.1	0.6	(101.6)	101.0	-
Other	(1.6)	-	-	(1.6)	-	-	(1.6)
Net cash flow provided from (used in) financing activities	137.5	(207.0)	1.1	(68.4)	(342.8)	342.2	(69.0)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	2.9	-	2.9
Increase (decrease) in cash and cash equivalents	96.9	(35.0)	-	61.9	103.2	-	165.1
Cash and cash equivalents, beginning of period	126.2	145.6	-	271.8	555.2	-	827.0
Cash and cash equivalents, end of period	$223.1	$110.6	$-	$333.7	$658.4	$-	$992.1

29